UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SPIRIT AIRLINES, INC.

(Name of Subject Company)

SPIRIT AIRLINES, INC.

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

848577102

(CUSIP Number of Class of Securities)

Thomas C. Canfield, Esq.

Senior Vice President, General Counsel and Secretary

Spirit Airlines, Inc.

2800 Executive Way

Miramar, Florida 33025

Telephone: (954) 447-7920

(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Gregory V. Gooding

William D. Regner

Matthew E. Kaplan

Eric T. Juergens

Debevoise & Plimpton, LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Statement”) relates is Spirit Airlines, Inc., a Delaware corporation (“Spirit” or the “Company”). Spirit’s principal executive offices are located at 2800 Executive Way, Miramar, Florida, 33025. Spirit’s telephone number at this address is (954) 447-7920.

Securities

The title of the class of equity securities to which this Statement relates is Spirit’s common stock, par value $0.0001 per share (“Spirit Common Stock”). As of May  17, 2022, there were 108,633,796 shares of Spirit Common Stock outstanding.

Item 2. Identity and Background of Filing Person

Name and Address

The name, business address, and business telephone number of Spirit, which is the subject company and the person filing this Statement, are set forth in Item 1 above. Spirit’s website address is www.spirit.com. The information on Spirit’s website should not be considered a part of this Statement.

Tender Offer

This Statement relates to the unsolicited offer by Sundown Acquisition Corp., a Delaware corporation (the “Purchaser”) and a direct wholly owned subsidiary of JetBlue Airways Corporation, a Delaware corporation (“JetBlue”), to purchase any and all of the issued and outstanding shares of Spirit Common Stock for $30.00 per share in cash, without interest and less any required withholding taxes (the “Offer Price”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”) filed by JetBlue with the Securities and Exchange Commission (the “SEC”) on May 16, 2022. The tender offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2022 (the “Offer to Purchase”), and the related letter of transmittal that accompanies the Offer to Purchase (the “Letter of Transmittal”).

The tender offer and the value of the consideration offered thereby, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer.” According to the Schedule TO, the Offer will expire at 5:00 p.m., New York City time, on June 30, 2022, unless JetBlue extends or earlier terminates the Offer (as extended, the “Expiration Date”).

JetBlue has stated that the purpose of the Offer is to acquire control of, and ultimately the entire equity interest in, Spirit. As soon as practicable after consummation of the Offer, JetBlue has stated it intends to consummate a second-step merger between Spirit and the Purchaser pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) (the “Second-Step Merger”), pursuant to which Spirit will become a wholly owned subsidiary of JetBlue. In the Second-Step Merger, all outstanding shares of Spirit Common Stock that are not purchased in the Offer (other than Spirit Common Stock held by JetBlue, the Purchaser, Spirit or their respective subsidiaries immediately prior to the effective time of the Second-Step Merger and shares of Spirit Common Stock as to which dissenters’ rights have been properly perfected under the DGCL) will be exchanged for the Offer Price.

The Offer is subject to numerous conditions. The Purchaser is not required to accept for payment, or subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (relating to the Purchaser’s obligation to pay for or return tendered shares of Spirit Common Stock promptly after termination or expiration of the Offer), pay for any shares of Spirit Common Stock, and may terminate, extend or amend the Offer, if any of the following conditions have not been satisfied prior to the Expiration Date:

•

The “Minimum Tender Condition” – there being validly tendered and not withdrawn on or prior to the Expiration Date a number of shares of Spirit Common Stock which, together with any shares of Spirit Common Stock then owned by JetBlue and its subsidiaries (including the Purchaser), represents at least a majority of the total number of shares of Spirit Common Stock outstanding on a fully diluted basis;

•	The “Termination Condition” – the Frontier Merger Agreement (as defined below) having been validly terminated in accordance with its terms;

•	The “Vote Condition” – the Spirit stockholders having not adopted the Frontier Merger Agreement and not approved the transactions contemplated thereby;

•

The “Merger Agreement Condition” – JetBlue, the Purchaser and Spirit having entered into a definitive merger agreement (in form and substance satisfactory to JetBlue in its reasonable discretion) with respect to the acquisition of Spirit by JetBlue providing for the Second-Step Merger, with Spirit surviving as a wholly owned subsidiary of JetBlue, without the requirement for approval of any stockholder of Spirit, to be effected promptly following the consummation of the Offer, and such merger agreement having not been terminated and the conditions to effecting the Second-Step Merger pursuant to Section 251(h) of the DGCL being satisfied upon the acceptance for payment of Spirit Common Stock tendered pursuant to the Offer;

•

The “HSR Condition” – the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any customary timing agreement with any governmental entity to toll, stay or extend any such waiting period, or to delay or not to consummate the Offer, having expired or been earlier terminated;

•

The “FAA/DOT/FCC Condition” – all consents, registrations, notices, waivers, exemptions, approvals, confirmations, clearances, permits, certificates, orders and authorizations required to be obtained from or delivered to, as applicable, the U.S. Federal Aviation Administration, the U.S. Department of Transportation, and the U.S. Federal Communications Commission in connection with the consummation of the Offer having been obtained or delivered, as applicable;

•

all other authorizations, consents, orders, approvals, filings, declarations and expirations of waiting periods required under the antitrust or competition laws of any foreign jurisdictions applicable to the transactions contemplated by the Offer to Purchase having been obtained;

•

there not having occurred any change, event, circumstance, development, condition occurrence or effect that, in the reasonable judgment of JetBlue, has had, or would reasonably be expected to have, individually or in the aggregate, a Spirit Material Adverse Effect (as defined in Annex A);

•

The “No Impairment Condition” – Spirit or any of its subsidiaries or affiliates not being a party to any agreement or transaction having the effect of impairing, in the reasonable judgment of JetBlue, the Purchaser’s or JetBlue’s ability to acquire shares of Spirit Common Stock or otherwise diminishing the expected value to JetBlue or its subsidiaries of the acquisition of Spirit; or

•	The “Section 203 Condition” – the Purchaser being satisfied, in its reasonable judgment, that it will not be subject to the restrictions of Section 203 of the DGCL.

In addition to the foregoing conditions, the Offer is subject to the condition that certain events not have occurred, including the following:

•

The “No Antitrust Challenge Condition” – there is threatened, instituted or pending any claim, action or proceeding by any government, governmental authority or agency or any other person, whether domestic, state, federal, foreign or supranational, before any court or governmental authority or agency, whether domestic, state, federal, foreign or supranational: (a) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the shares of Spirit Common Stock by JetBlue or any of its affiliates or the completion by JetBlue or any of its affiliates of the Second-Step Merger or any other business combination involving Spirit; (b) seeking to obtain material damages in connection with, or otherwise directly or indirectly relating to, the transactions contemplated by the Offer, the Second-Step Merger or any other business combination involving Spirit; (c) seeking to restrain or prohibit the exercise of the full rights of ownership or operation by JetBlue or any of its affiliates of all or any portion of its business or assets or those of Spirit or any of its subsidiaries or affiliates or to compel JetBlue or any of its affiliates to dispose of or hold separate all or any portion of its business or assets or those of Spirit or any of its subsidiaries or affiliates or seeking to impose any limitation on its or any of its affiliates’ ability to conduct such businesses or own such assets; (d) seeking to impose or confirm limitations on JetBlue’s ability or that of any of its affiliates effectively to acquire, retain and exercise full rights of ownership of Spirit Common Stock, including, without limitation, the right to vote any Spirit Common Stock acquired or owned by JetBlue or any of JetBlue’s affiliates on all matters properly presented to Spirit’s stockholders; (e) seeking to require divestiture or sale by JetBlue or any of its affiliates of any Spirit Common Stock; (f) seeking relief that if granted will result in a material diminution in the benefits expected, in JetBlue’s reasonable judgment, to be derived by JetBlue or any of its affiliates as a result of the transactions contemplated by the Offer, the Second-Step Merger or any other business combination involving Spirit; or (g) that otherwise, in JetBlue’s reasonable judgment, has or may have material adverse significance with respect to either the value of Spirit or any of its subsidiaries or affiliates or the value of the Spirit Common Stock to JetBlue or any of its affiliates;

•

any action is taken, or any statute, rule, regulation, interpretation, judgment, injunction, order or decree is proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to JetBlue or any of its affiliates, the Offer, the acceptance for payment of or payment for shares of Spirit Common Stock, or the Second-Step Merger or any other business combination involving Spirit, by any court, government or governmental authority or agency, whether domestic, state, federal, foreign or supranational (other than the application of mandatory waiting period provisions under the HSR Act or any applicable foreign antitrust, competition or merger control law to the Offer, the Second-Step Merger or any other business combination involving Spirit) that, in JetBlue’s reasonable judgment, does or might, directly or indirectly, result in any of the outcomes or consequences referred to in clauses (a) through (g) of the above condition;

•

there occurs: (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 10%, measured from the close of business on May 13, 2022; (c) any change in the general, political, market, economic or financial conditions in the United States, Europe or elsewhere that, in JetBlue’s reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of Spirit and its subsidiaries, taken as a whole, or JetBlue and its subsidiaries, taken as a whole; (d) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, Europe, Germany or other jurisdictions in which JetBlue or Spirit have substantial businesses; (e) any material adverse change (or development or threatened development involving a prospective material adverse change) in U.S. dollar or Euro currency exchange rates or the markets therefor (including any suspension of, or limitation on, such markets); (f) the commencement (or material worsening after the date of the Offer) of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or Europe or any attack on or outbreak or act of terrorism involving the United States or Europe; (g) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event or change that, in JetBlue’s reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or the availability of financing; or (h) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; and

•

(a) any material contractual right of Spirit or any of its subsidiaries has been or will be impaired or otherwise adversely affected or that any material amount of indebtedness of Spirit or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case, with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the completion by JetBlue or any of its affiliates of the Second-Step Merger or any other business combination involving Spirit; or (b) any covenant, term or condition in any instrument or agreement of Spirit or any of its subsidiaries that, in JetBlue’s reasonable judgment, has or may have material adverse significance with respect to either the value of Spirit or any of its subsidiaries or affiliates or the value to JetBlue of the shares of Spirit Common Stock or any of its affiliates (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the shares of Spirit Common Stock by JetBlue or its completion of the Second-Step Merger or any other similar business combination involving Spirit).

According to the Schedule TO, each of the foregoing conditions is for the sole benefit of JetBlue, the Purchaser and their affiliates and may be asserted by JetBlue regardless of the circumstances giving rise to any such conditions or, to the extent permitted by applicable law, may be waived by JetBlue in its sole discretion in whole or in part at any time or from time to time before the Expiration Date. The Schedule TO further provides that JetBlue expressly reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, and that the failure of JetBlue at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right. According to the Schedule TO, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

According to the Schedule TO, consummation of the Offer is not subject to any financing conditions; however, the Offer is subject to a condition that no event or change having occurred that, in JetBlue’s reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or the availability of financing.

For a full description of the conditions to the Offer, please see Annex A to this Statement. The foregoing summary of the conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A to this Statement.

The Schedule TO states that the principal executive offices of JetBlue are located at 27-01 Queens Plaza North, Long Island City, New York, 11101 and that the telephone number of its principal executive offices is (718) 286-7900.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Statement or as otherwise incorporated herein by reference, including in Exhibit (e)(2)-(e)(25) to this Statement and in the excerpts from Spirit’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on March 30, 2022 (the “2022 Proxy Statement”), relating to Spirit’s Annual Meeting held on May 10, 2022, which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, to the knowledge of Spirit as of the date of this Statement there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Spirit or any of its affiliates, on the one hand, and (i) Spirit or any of its executive officers, directors or affiliates, or (ii) JetBlue or any of its executive officers, directors or affiliates, on the other hand. Exhibit (e)(1) is incorporated herein by reference and includes the following sections from the 2022 Proxy Statement: “Security Ownership of Certain Beneficial Owners and Management,” “Non-Employee Director Compensation,” “Compensation Discussion and Analysis” and “Certain Relationships and Related Transactions.”

Any information contained in the pages from the 2022 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

The Frontier Merger

On February 5, 2022, Spirit, Frontier Group Holdings, Inc., a Delaware corporation (“Frontier”) and Top Gun Acquisition Corp., a Delaware corporation (“Frontier Merger Sub”), entered into an Agreement and Plan of Merger, as may be amended from time to time (the “Frontier Merger Agreement”), that provides for the merger of Spirit with and into Frontier Merger Sub, with Spirit surviving the merger as a wholly owned subsidiary of Frontier. The Spirit board of directors (the “Spirit Board”) unanimously adopted the Frontier Merger Agreement and deemed it advisable and in the best interests of Spirit and Spirit stockholders to enter into the Merger Agreement and consummate the merger contemplated thereby (the “Frontier Merger”). The Spirit Board continues to recommend that Spirit stockholders vote “FOR” the Frontier Merger Agreement. Subject to the Spirit stockholders’ approval of the Frontier Merger Agreement at a special meeting of Spirit stockholders (the “Special Meeting”), which as of the date of this Statement is scheduled for June 10, 2022, if the Frontier Merger is completed, Spirit stockholders will be entitled to receive for each share of Spirit Common Stock an amount equal to $2.13 in cash, without interest, and 1.9126 shares of voting common stock of Frontier.

A summary of the Frontier Merger Agreement is contained in Annex B hereto, which contains certain disclosure from the registration statement on Form S-4 filed by Frontier on March 11, 2022, and as amended on April 15, 2022, May 9, 2022 and May 10, 2022. This summary does not purport to be complete and is qualified in its entirety by reference to the Frontier Merger Agreement, which is filed as Exhibit (e)(26) to this Statement and is hereby incorporated by reference.

Relationship with JetBlue

According to the Schedule TO, as of May 16, 2022, JetBlue was the beneficial owner of 100 shares of Spirit Common Stock, representing less than one percent of the outstanding shares of Spirit Common Stock. As of May 18, 2022, Spirit was the beneficial owner of no shares of JetBlue common stock.

The information contained in “Item 4. The Solicitation or Recommendation” below is incorporated herein by reference.

Arrangements with Current Directors and Executive Officers of Spirit

Shares of Spirit Common Stock Held by Non-Employee Directors and Executive Officers of Spirit

If the non-employee directors and executive officers of Spirit were to tender any shares of Spirit Common Stock that they own pursuant to the Offer and such shares were accepted for exchange by the Purchaser, then they would receive the Offer Price on the same terms and conditions as the other Spirit stockholders. As of May 18, 2022, the non-employee directors and executive officers of Spirit held an aggregate of 457,589 shares of Spirit Common Stock. If the non-employee directors and executive officers of Spirit were to tender all such shares of Spirit Common Stock for exchange pursuant to the Offer, and those shares of Spirit Common Stock were accepted in exchange for the Offer Price by the Purchaser, then the non-employee directors and executive officers of Spirit would collectively receive an aggregate of $13,727,670 in cash. To the knowledge of Spirit, none of the non-employee directors or executive officers of Spirit currently intend to tender any shares of Spirit Common Stock held of record or beneficially owned by such person for exchange pursuant to the Offer.

Equity-Based Awards Held by Non-Employee Directors and Executive Officers of Spirit

Set forth below is a discussion of the treatment in connection with the Offer of the equity-based awards held by Spirit’s non-employee directors and executive officers, each of which were granted pursuant to Spirit’s 2015 Incentive Award Plan (the “Equity Incentive Plan”) and the applicable award agreements thereunder. The Offer does not state the proposed treatment of the equity-based awards. For purposes of valuing the amount of benefits that could be realized by the non-employee directors and executive officers of Spirit in respect of such awards in connection with the Offer, the discussion below assumes that (i) the Offer, if consummated according to its terms without a waiver of the Minimum Tender Condition, would constitute a “change in control” (as defined in the Equity Incentive Plan) of Spirit and (ii) the non-employee directors and executive officers will receive, with respect to the shares of Spirit Common Stock subject to such awards, the same Offer Price of $30.00 per share of Spirit Common Stock being offered to all other stockholders of Spirit in connection with the Offer.

Awards Held by Non-Employee Directors of Spirit

Spirit non-employee directors held an aggregate of 48,529 restricted stock units (“RSU Awards”) as of May 13, 2022. Under the Equity Incentive Plan, in the event of a change in control, the Spirit Board may, in its sole discretion, among other things, provide that such RSU Awards shall become fully vested as of immediately prior to the consummation of a change in control. The RSU Awards held by the non-employee directors of Spirit are also subject to accelerated vesting upon a termination of a non-employee director’s services for any reason. The following table summarizes the number of RSU Awards held by each non-employee director and the estimated cash value, based on the Offer Price of $30.00 per share of Spirit Common Stock (and assuming that vesting of the RSU Awards held by the non-employee directors would be accelerated by the Spirit Board in connection with the consummation of the Offer), that each non-employee director would be entitled to receive in respect of the unvested RSU Awards as of May 13, 2022. All unit numbers and dollar values have been rounded to the nearest whole number.

Name	RSU Award (#)(1)	Total Value ($)
Mark B. Dunkerley	5,046	$151,380
H. McIntyre Gardner	7,033	$210,990
Robert D. Johnson	5,046	$151,380
Barclay G. Jones III	6,764	$202,920
Christine P. Richards	5,046	$151,380
Myrna M. Soto	14,548	$436,440
Dawn M. Zier	5,046	$151,380

(1)

The amounts reported in these columns include the number and value of the RSU Awards deferred by Mr. Jones and Ms. Soto pursuant to Spirit’s deferral program for non-employee directors. Ms. Soto has elected to defer settlement of 100% of her vested RSU Awards granted in respect of fiscal years 2019, 2020 and 2021 (i.e., 9,502 RSU Awards), and Mr. Jones has elected to defer 100% of his vested RSU Awards granted in fiscal year 2019 (i.e., 1,718 Spirit RSU Awards). These deferred Spirit RSU Awards will be settled in accordance with the terms of the applicable settlement election form on the earliest to occur of (i) December 31, 2022, December 30, 2023 or December 28, 2024, as applicable, (ii) a change in control (as defined in the Equity Incentive Plan) and (iii) a termination of the non-employee director’s services.

Awards Held by Executive Officers of Spirit

Executive officers of Spirit held an aggregate of 262,907 RSU Awards, 69,583 performance share awards granted prior to fiscal year 2022 (“Pre-2022 PSU Awards”), 103,672 performance share awards granted in fiscal year 2022 (“2022 PSU Awards”) and 88,373 performance market stock unit awards (assuming a performance multiplier of 125.19% based on the Offer Price of $30.00 per share of Spirit Common Stock) (“MSU Awards”) as of May 13, 2022.

•

Under the terms of the applicable award agreements, the RSU Awards held by the executive officers of Spirit become fully vested as of immediately prior to the consummation of a change in control if such RSU Awards are not assumed or substituted by a successor company. If the RSU Awards are assumed or substituted following a change in control, then such awards would continue to vest in accordance with the applicable vesting schedule and be subject to accelerated vesting upon a termination of an executive officer’s employment by Spirit without “cause” or by the executive officer for “good reason” (in each case, as defined in the applicable award agreement), within 12 months after the effective time of the change in control.

•

Under the terms of the applicable award agreements, the Pre-2022 PSU Awards held by the executive officers of Spirit become vested on a pro-rated basis in connection with a change in control, with the number of vested Pre-2022 PSU Awards determined based on the target number of performance shares set forth in the executive officer’s award agreement and the portion of the applicable performance period elapsed as of the effective time of the change in control.

•

Under the terms of the applicable award agreements, the 2022 PSU Awards held by the executive officers of Spirit become fully vested as of immediately prior to the consummation of a change in control that occurs on or after April 2, 2023, if such 2022 PSU Awards are not assumed or substituted by a successor company (with the number of vested 2022 PSU Awards determined based on the target number of performance shares set forth in the executive officer’s award agreement). If the 2022 PSU Awards are assumed or substituted following a change in control, or the change in control occurs prior to April 2, 2023, then the 2022 PSU Awards would continue to vest in accordance with the applicable vesting schedule (with any performance conditions in respect of such awards lapsing upon the change in control) and be subject to accelerated vesting upon a termination of an executive officer’s employment by Spirit without “cause” or by the executive officer for “good reason” (in each case, as defined in the applicable award agreement), within 12 months after the effective time of the change in control, and shall vest at (i) the date of such termination of employment, if occurring after April 2, 2023 or (ii) the end of the “Non-Compete Period” (as defined in the following sentence), if the termination occurs prior to April 2, 2023. The Non-Compete Period shall commence on the date of such termination of employment and end on the later to occur of April 2, 2023 and the 90th day following such termination of services.

•

Under the terms of the applicable award agreements, the MSU Awards held by the executive officers of Spirit become vested in connection with a change in control, with the number of vested MSU Awards determined by multiplying (i) the target number of units set forth in the executive officer’s award agreement by (ii) the applicable performance multiplier set forth in such award agreement, which is based on the price per share payable in connection with such change in control.

The following table summarizes the number of RSU Awards, Pre-2022 PSU Awards, 2022 PSU Awards and MSU Awards held by each executive officer and the estimated cash value, based on the Offer Price of $30.00 per share of Spirit Common Stock, that each executive officer would be entitled to receive in respect of such unvested awards as of May 13, 2022, assuming that the vesting of the RSU Awards, Pre-2022 PSU Awards and MSU Awards would be accelerated by the Spirit Board (in the manner described above), and the 2022 PSU Awards would be assumed or substituted by the Purchaser in connection with the consummation of the Offer. All unit numbers and dollar values have been rounded to the nearest whole number.

Name	RSU Award (#)	Pre-2022 PSU Award (#)	2022 PSU Award (#)	MSU Award (#)	Total Value ($)(1)	Single- Trigger Value ($)(2)	Double- Trigger Value ($)(3)
Edward M. Christie	69,462	22,093	26,912	29,854	$4,449,630	$3,642,270	$807,360
Scott M. Haralson	25,415	6,823	8,724	10,075	$1,531,110	$1,269,390	$261,720
John Bendoraitis	42,881	11,531	18,922	12,438	$2,573,160	$2,005,500	$567,660
Matthew H. Klein	39,026	11,531	15,454	12,438	$2,353,470	$1,889,850	$463,620
Thomas C. Canfield	21,459	7,004	8,388	9,203	$1,381,620	$1,129,980	$251,640
Rocky Wiggins	18,085	6,925	6,938	7,774	$1,191,660	$983,520	$208,140
Brian J. McMenamy	7,396	2,386	2,732	3,171	$470,550	$388,590	$81,960
Melinda C. Grindle	24,934	—	11,924	—	$1,105,740	$748,020	$357,720
Kevin Blake Vanier	14,249	1,290	3,678	3,420	$679,110	$568,770	$110,340

(1)

Amounts reported in this column reflect the aggregate value of each executive officer’s outstanding equity-based awards, which (i) for the RSU Awards, Pre-2022 PSU Awards and 2022 PSU Awards, is equal to the product obtained by multiplying the number of shares of Spirit Common Stock underlying each such award by the Offer Price of $30.00 per share, with the resulting amount in respect of the Pre-2022 PSU Awards prorated based on the portion of the applicable performance period elapsed as of the effective time of the change in control, and (ii) for the MSU Awards, is equal to the product obtained by multiplying the target number of units set forth in each executive officer’s award agreement by 125.19% (which is the applicable performance multiplier designated in each award agreement based on the Offer Price of $30.00 per share of Spirit Common Stock). The number of shares of Spirit Common Stock underlying the Pre-2022 PSU Awards and 2022 PSU Awards is based on the target number of performance shares set forth in each executive officer’s award agreement.

(2)	Amounts reported in this column reflect the “single-trigger” value in respect of the outstanding RSU Awards, Pre-2022 PSU Awards and MSU Awards.
(3)	Amounts reported in this column reflect the “double-trigger” value solely in respect of the outstanding 2022 PSU Awards.

Cash-Based Awards Held by Executive Officers of Spirit

Executive officers of Spirit, other than Ms. Grindle and Mr. Vanier, hold (i) time-based cash awards (each, a “Time-Based Cash Award”) and (ii) cash-based awards subject to achievement of performance conditions (each, a “Performance Cash Award”). Under the terms of the applicable award agreements, the Time-Based Cash Awards and Performance Cash Awards become fully vested as of immediately prior to the consummation of a change in control that occurs on or after April 2, 2023, if such awards are not assumed or substituted by a successor company (with the value of a vested Performance Cash Award determined based on the target amount set forth in the executive officer’s award agreement). If the Time-Based Cash Awards or Performance Cash Awards, as applicable, are assumed or substituted following a change in control, or the change in control occurs prior to April 2, 2023, then such awards would continue to vest in accordance with the applicable vesting schedule (with any performance conditions in respect of the Performance Cash Awards lapsing upon the change in control) and be subject to accelerated vesting upon a termination of an executive officer’s employment by Spirit without “cause” or by the executive officer for “good reason” (in each case, as defined in the applicable award agreement), within 12 months after the effective time of the change in control, and shall vest at (i) the date of such termination of employment, if occurring after April 2, 2023 or (ii) the end of the “Non-Compete Period” (as defined in the following sentence), if the termination occurs prior to April 2, 2023. The Non-Compete Period shall commence on the date of such termination of employment and end on the later to occur of April 2, 2023 and the 90th day following such termination of services

The following table summarizes the cash value that each executive officer would be entitled to receive in respect of the unvested Time-Based Cash Awards and Performance Cash Awards held by each such executive officer as of May 13, 2022, assuming that such unvested cash-based awards would be assumed or substituted by the Purchaser in connection with the consummation of the Offer. All dollar values have been rounded to the nearest whole number.

Name	Performance Cash Award ($)(1)	Time-Based Cash Award ($)	Total Value ($)	Double- Trigger Value ($)
Edward M. Christie	$2,406,000	—	$2,406,000	$2,406,000
Scott M. Haralson	$685,400	$600,000	$1,285,400	$1,285,400
John Bendoraitis	$440,000	—	$440,000	$440,000
Matthew H. Klein	$565,000	—	$565,000	$565,000
Thomas C. Canfield	$637,300	—	$637,300	$637,300
Rocky Wiggins	$627,600	—	$627,600	$627,600
Brian J. McMenamy	$123,700	$20,000	$143,700	$143,700
Melinda C. Grindle	—	—	—	—
Kevin Blake Vanier	—	—	—	—

(1)

The amounts reported in this column reflect the aggregate target value of the Performance Cash Awards granted to each executive officer in fiscal year 2021 and fiscal year 2022. As of May 13, 2022, Messrs. Christie, Bendoraitis, Klein, Canfield, Wiggins and Vanier and Ms. Grindle do not hold Time-Based Cash Awards, and Ms. Grindle and Mr. Vanier do not hold Performance Cash Awards.

2017 Executive Severance Plan

Spirit maintains the 2017 Executive Severance Plan (the “Executive Severance Plan”), which provides for payments and benefits upon a termination of an executive officer’s services with Spirit without “cause” or by the executive officer for “good reason” (as defined in the Executive Severance Plan) within 18 months following a “change in control” (as defined in the Executive Severance Plan) (a “Change in Control Termination”), in each case, conditioned upon the executive officer’s execution and non-revocation of a release of claims, and continued compliance with any applicable restrictive covenant, as discussed below in the section entitled “Restrictive Covenants.”

In the event of a Change in Control Termination, an executive officer will be entitled to receive:

(i)

a cash severance amount equal to (i) if such executive officer holds a title of “Vice President,” (a) 100% of the executive officer’s base salary in effect on the termination date or the effective date of the Executive Severance Plan (whichever is greater), plus (b) 100% of the executive officer’s target incentive bonus for the year in which the change in control occurs, or (ii) if such executive officer holds a title of “Senior Vice President” or above, (a) 200% of the executive officer’s base salary in effect on the termination date or the effective date of the Executive Severance Plan (whichever is greater), plus (b) 200% of the executive officer’s target incentive bonus for the year in which the change in control occurs;

(ii)	a pro-rated bonus for actual days of service in the year in which the change in control occurs, based on actual performance as of the date of termination;

(iii)

continued coverage under COBRA for a period of six months (if the executive officer holds a title of “Vice President”) or 12 months (if the executive officer holds a title of “Senior Vice President” or above), or, in each case, until the executive officer accepts a new position with another company, whichever is shorter;

(iv)

a family travel pass for a period of six months (if the executive officer holds a title of “Vice President”) or 12 months (if the executive officer holds a title of “Senior Vice President” or above) or, in each case, until the executive officer receives similar flight benefits with a new employer, whichever is shorter;

(v)	continued use of the executive officer’s Spirit-issued cellphone for a period of 30 days following the executive officer’s last day of service; and

(vi)	upon request by the executive officer within 30 days following the termination date, outplacement services through an outplacement provider selected by Spirit, subject to a cap of $10,000.

Pursuant to the terms of the Executive Severance Plan, payments or benefits provided for or otherwise payable to a Spirit executive officer pursuant to the Executive Severance Plan that would constitute a “parachute payment” as defined in Section 280G of the Code, and would be subject to the excise tax imposed by Section 4999 of the Code, will be reduced to an amount that can be paid without triggering such excise tax, but only if such reduced amount would be greater than the net after tax proceeds (taking into account both the excise tax and any interest or penalties payable by the executive officer with respect thereto) of the unreduced potential “parachute payments.”

For an estimate of the value of the payments and benefits described above that would be payable to Spirit’s executive officers in connection with a qualifying termination following consummation of the Offer, see “Item 8. Additional Information—Information Regarding Golden Parachute Compensation.”

Existing Spirit Executive Agreements

Spirit has an existing employment letter agreement with Mr. Edward M. Christie III and existing offer letters with the following executive officers: Messrs. Scott M. Haralson, John Bendoraitis, Matthew H. Klein, Thomas C. Canfield, Rocky Wiggins, Brian J. McMenamy, Melinda C. Grindle and Kevin Blake Vanier.

Other than for Mr. Christie, each such employment agreement and offer letter provides for severance solely in accordance with the Executive Severance Plan, which provides for severance benefits upon a Change in Control Termination, as discussed above in the section entitled “2017 Executive Severance Plan.”

Restrictive Covenants

Mr. Christie is subject to a non-competition covenant and a non-solicitation of customers and employees covenant that are each applicable during the period of employment and for 12 months following the termination of his services with Spirit pursuant to the terms of his letter agreement with Spirit. Messrs. Haralson, McMenamy and Vanier and Ms. Grindle are each subject to a non-solicitation of employees covenant applicable during the period of employment and for 12 months following the termination of their services with Spirit, and a perpetual non-disparagement covenant, pursuant to the terms of their respective offer letters.

The other executive officers of Spirit are each subject to the restrictive covenants set forth in the Executive Severance Plan, which include (i) a non-solicitation of employees covenant that is applicable during the period of employment and the longer of (a) the period ending on the first anniversary of the termination of the executive officer’s services or (b) the period over which the executive officer is entitled to receive cash severance payments under the Executive Severance Plan and (ii) a perpetual non-disparagement covenant. Further, the executive officers are also subject to a clawback and forfeiture provision in their equity award agreements with Spirit in the event that they engage in any activity that is in competition with, or harmful to the interests of, Spirit.

All executive officers are required to perpetually maintain the confidentiality of Spirit’s confidential information. Generally, the severance payments for Spirit’s executive officers are conditioned upon (among other things) continued compliance with these covenants.

Frontier Merger Retention Program

In connection with the Frontier Merger, Spirit established a cash-based retention program for the benefit of Spirit’s key employees, including Spirit’s executive officers (the “Officer Participants”) and certain non-officer employees (the “Non-Officer Participants”), with the aggregate retention pool not to exceed $62,500,000. Such retention awards are payable (i) to Non-Officer Participants at the effective time of the Frontier Merger, subject to the Non-Officer Participant’s continued employment through such date, and (ii) to Officer Participants on the later of the effective time of the Frontier Merger and April 2, 2023, in each case, subject to the Officer Participant’s continued employment through such later date. In the event that an Officer Participant’s employment is terminated without “cause” or for “good reason” (in each case, as defined in the Executive Severance Plan) following the effective time of the Frontier Merger and prior to April 2, 2023, then such Officer Participant’s retention award shall vest, subject to compliance with the applicable obligations, at the end of the Officer Participant’s Non-Compete Period (as defined in each retention award agreement).

If the closing of the Frontier Merger has not occurred prior to December 31, 2022, each Non-Officer Participant who remains continuously employed through such date shall receive payment of an amount equal to 25% of such Non-Officer Participant’s retention award. If the closing has not occurred on or before April 2, 2023, each Officer Participant who remains continuously employed through such date will receive payment of an amount equal to 25% of the Officer Participant’s retention award. Any such partial payment of the retention award made prior to the closing of the merger shall reduce, on a dollar for dollar basis, any amount otherwise payable to a participant at or following the closing of the Frontier Merger.

The retention award agreements are applicable to the Frontier Merger and not to future transactions, including consummation of the Offer. In the event the Frontier Merger Agreement is terminated, each participant will be entitled to 50% of such participant’s retention award (less any amounts previously paid) subject to (i) each Non-Officer Participants continued employment through the date on which the Frontier Merger Agreement is terminated and (ii) each Officer Participants continued employment through the later of April 2, 2023, and the date on which the Frontier Merger Agreement is terminated.

The retention awards granted to Spirit executive officers as of the date of the filing of this Statement, and the amounts payable to such executive officers in the event that the Frontier Merger Agreement is terminated, are as follows:

Name	Retention Award ($)	Payment Upon Termination of Frontier Merger Agreement ($)
Edward M. Christie	$2,362,500	$1,181,250
Scott M. Haralson	$1,080,000	$540,000
John Bendoraitis	$1,254,000	$627,000
Matthew H. Klein	$1,140,000	$570,000
Thomas C. Canfield	$956,250	$478,125
Rocky Wiggins	$956,250	$478,125
Brian J. McMenamy	$423,000	$211,500
Melinda C. Grindle	$892,500	$446,250
Kevin Blake Vanier	$402,000	$201,000

Indemnification of Directors and Officers

Spirit is organized under the laws of the State of Delaware. Section 145 of the DGCL provides that a corporation may indemnify directors, officers, employees and agents of the corporation, as well as other individuals who are or were serving at the request of the corporation as directors, officers, employees and agents of other entities, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by them in connection with specified actions, suits, or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation—a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe their conduct was unlawful.

A similar standard is applicable in the case of derivative actions, except where the person seeking indemnification has been adjudged liable to the corporation, the statute requires a court determination that such person is fairly and reasonably entitled to indemnity before there can be any indemnification.

Spirit’s Certificate of Incorporation as amended, eliminates director liability to Spirit or its stockholders for a breach of fiduciary duty to the fullest extent permitted by Delaware law.

Spirit’s Amended and Restated Bylaws (the “Spirit Bylaws”) provide for the indemnification of Spirit directors and officers to the maximum extent permitted by Delaware law. Article IX of the Spirit Bylaws provides that Spirit shall not be required to indemnify any director or officer if the proceeding for which indemnification is sought was initiated by such director or officer and such proceeding was not authorized by the Spirit Board. In addition, Article IX gives Spirit the power to indemnify employees and agents to the extent permitted by Delaware law.

Section 145 of the DGCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity, against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such. Spirit maintains liability insurance for its directors and officers.

Item 4. The Solicitation or Recommendation

Solicitation/Recommendation

After careful consideration, including review of the terms and conditions of the Offer in consultation with Spirit’s independent financial and outside legal advisors, the Spirit Board, at a meeting on May 18, 2022, concluded that the Offer does not constitute a “Superior Proposal” (as defined in the Frontier Merger Agreement) and unanimously recommended that Spirit’s stockholders reject the Offer and not tender their shares of Spirit Common Stock pursuant to the Offer. The Spirit Board continues to recommend that Spirit stockholders vote “FOR” the Frontier Merger Agreement.

The Spirit Board believes that the Offer is highly conditional and unlikely to be completed, in particular due to the low probability that the Offer will receive U.S. antitrust clearance. For the reasons set forth in further detail below, the Spirit Board believes that the Frontier Merger represents a more certain and superior alternative for Spirit stockholders.

Accordingly, the Spirit Board unanimously recommends that Spirit stockholders reject the Offer and NOT tender any of their shares of Spirit Common Stock to JetBlue pursuant to the Offer. Please see “—Background of the Offer and Reasons for Recommendation—Reasons for Recommendation” below for further detail.

If you have tendered any of your shares of Spirit Common Stock, you can withdraw them. For assistance in withdrawing your shares of Spirit Common Stock, you can contact your broker or Spirit’s proxy solicitor, Okapi Partners LLC (“Okapi”) toll-free at (855) 208-8903 or via email at info@okapipartners.com.

A copy of the press release relating to the recommendation of the Spirit Board that Spirit stockholders reject the Offer and not tender any of their shares of Spirit Common Stock to JetBlue pursuant to the Offer is filed as Exhibit (a)(1)(G) hereto and is incorporated herein by reference.

Background of the Offer and Reasons for Recommendation

Background of the Offer

The Spirit Board and senior management regularly review and assess Spirit’s financial performance, prospects, competitive position and long-term strategic plan with the goal of maximizing stockholder value. As part of this ongoing process, the Spirit Board and senior management have periodically evaluated potential strategic alternatives relating to Spirit and its business and have engaged in discussions with third parties concerning potential strategic transactions, including possible acquisitions, divestitures, business combinations and mergers.

Between June 8, 2021 and January 6, 2022, representatives from each of Spirit and Frontier met periodically to discuss a potential combination. On January 7, 2022, Spirit and Frontier entered into a non-disclosure agreement and each party began due diligence on the following day. Throughout January and into early February, 2022, members of senior management from each of Spirit and Frontier, as well as their respective financial and legal advisors, held multiple discussions to negotiate the terms of a proposed combination. On February 5, 2022, the Spirit Board unanimously approved and declared advisable the proposed merger agreement with Frontier and the transactions contemplated thereby, and recommended that Spirit stockholders vote their shares in favor of the adoption of the merger agreement. Later in the day on February 5, 2022, Spirit and Frontier signed the Frontier Merger Agreement.

On March 29, 2022, Robin Hayes, Chief Executive Officer of JetBlue, called Edward M. Christie III, President and Chief Executive Officer of Spirit, to inform him of JetBlue’s interest in acquiring Spirit at a price of $33.00 per share in cash and that, following the call, he would be sending H. McIntyre Gardner, Chairman of the Spirit Board, and Mr. Christie a letter outlining the additional terms of JetBlue’s proposal to acquire Spirit. Immediately following the call, Mr. Hayes sent Messrs. Gardner and Christie a letter outlining those terms (the “March JetBlue Proposal”).

On April 1, 2022, Debevoise called Latham & Watkins, LLP (“Latham”) to ask whether Frontier was willing to waive the requirement under the merger agreement that the Spirit Board determine that the March JetBlue Proposal constituted or could be reasonably likely to lead to a “Superior Proposal” (as defined in the Frontier Merger Agreement) before entering into discussions with JetBlue. Later that day, Latham informed Debevoise that Frontier was not willing to waive the requirement.

On April 5, 2022, The New York Times published an article that JetBlue had submitted an offer to acquire Spirit. JetBlue then issued a press release announcing that JetBlue had submitted to the Spirit Board the March JetBlue Proposal, which proposal JetBlue stated that it believed constituted a Superior Proposal (as defined in the Frontier Merger Agreement). Later that evening, Spirit issued a press release acknowledging receipt of the March JetBlue Proposal and announcing that the Spirit Board would work with its financial and legal advisors to evaluate the March JetBlue Proposal.

On April 7, 2022, the Spirit Board and members of Spirit’s senior management, with representatives of Barclays Bank PLC (“Barclays”) and Morgan Stanley & Co. LLC (“Morgan Stanley”), Spirit’s financial advisors, Debevoise and Spirit’s antitrust counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”), present, held a video conference to review the March JetBlue Proposal. At that meeting, after consultation with its financial advisors and outside counsel, the Spirit Board determined that the March JetBlue Proposal could reasonably be likely to lead to a “Superior Proposal” (as defined in the Frontier Merger Agreement). The Spirit Board directed Spirit’s senior management to negotiate a confidentiality agreement with JetBlue and to engage in discussions with JetBlue with respect to the March JetBlue Proposal, in accordance with the terms of the Frontier Merger Agreement.

Later that same day, representatives of Debevoise provided representatives of Shearman & Sterling LLP (“Shearman”) with a draft confidentiality agreement. In addition, representatives of Barclays and Morgan Stanley contacted representatives of Goldman Sachs & Co. LLC (“Goldman Sachs”) to communicate that, although the Spirit Board had determined that the March JetBlue Proposal could reasonably be likely to lead to a Superior Proposal, (i) Spirit was not agreeing that JetBlue’s $33.00 per share offer was financially superior to the Frontier Merger, and (ii) the Spirit Board needed to understand JetBlue’s regulatory assessment of a potential combination of JetBlue and Spirit.

Spirit and JetBlue entered into a confidentiality agreement on April 8, 2022.

On April 9, 2022, Mr. Christie contacted Mr. Hayes to report the determination made by the Spirit Board that the March JetBlue Proposal could reasonably be likely to lead to a Superior Proposal (as defined in the Frontier Merger Agreement) and that Spirit would facilitate due diligence by JetBlue while the parties discussed JetBlue’s regulatory assessment of the potential combination.

Between April 9, 2022 and April 20, 2022, Paul Weiss conducted seven calls and video conferences with JetBlue’s legal advisor, Shearman, and engaged with economic consultants and economists in order to assess the regulatory risk of an acquisition of Spirit by JetBlue and to assess the validity and merits of JetBlue’s own analysis.

On April 15, 2022, Spirit provided JetBlue and its representatives with access to a virtual data room containing due diligence materials for Spirit.

On April 19, 2022, members of senior management of Spirit and JetBlue, including their respective chief executive officers and chief financial officers, together with the companies’ respective financial advisors, held a video conference to discuss a broad range of financial and business due diligence matters.

On April 21, 2022, the Spirit Board and members of Spirit’s senior management, with representatives of Barclays, Morgan Stanley, Debevoise and Paul Weiss present, held a video conference to discuss the March JetBlue Proposal. The discussion focused primarily on the likelihood of a transaction with JetBlue receiving the requisite regulatory approvals needed to consummate the transaction and the risks to Spirit’s business during a likely protracted approval period. The Spirit Board directed Spirit’s senior management and legal advisors to develop a proposal to convey to JetBlue in respect of the contractual protections that Spirit would need to improve the likelihood that the March JetBlue Proposal could be consummated.

On April 24, 2022, the Spirit Board and members of Spirit’s senior management, with representatives of Barclays, Morgan Stanley, Debevoise and Paul Weiss present, held a video conference to further discuss the March JetBlue Proposal. At that meeting, the Spirit Board instructed Spirit’s senior management to communicate to JetBlue a package of contractual protections that the Spirit Board considered appropriate to provide increased assurance as to the likelihood of regulatory approval of the March JetBlue Proposal and to protect Spirit and its stockholders against the risk that such approval would not be obtained, which included a covenant by JetBlue to take all actions necessary to obtain regulatory approval, including JetBlue’s being willing to terminate its Northeast Alliance Agreement (the “NEA”) with American Airlines and make any divestitures necessary to obtain regulatory approval, and a significant reverse termination fee payable in the event that such regulatory approval ultimately was not obtained. The Spirit Board also instructed Spirit’s senior management to inform JetBlue that, in the event that Spirit ultimately concluded that the March JetBlue Proposal, as it might be amended, constituted a Superior Proposal (as defined in the Frontier Merger Agreement), Spirit would expect JetBlue to fund the termination fee payable to Frontier upon termination of the Frontier Merger Agreement.

On April 25, 2022, Mr. Christie called Mr. Hayes to convey the foregoing package of contractual protections. Following that discussion, representatives from Barclays and Morgan Stanley held a call with JetBlue’s financial advisor, Goldman Sachs, to discuss the same proposal, and Debevoise delivered to Shearman a document setting forth Spirit’s proposal along with proposed language for the regulatory covenant that Spirit would expect to be included in any merger agreement with JetBlue, including an unqualified “hell or high water” antitrust covenant requiring JetBlue to take any and all actions necessary to obtain any required antitrust and regulatory clearances (including, if required, an agreement to terminate JetBlue’s Northeast Alliance upon closing of the JetBlue merger), as well as a “reverse break-up fee” of not less than 12.5% of Spirit’s equity value at the agreed deal price.

On April 29, 2022, JetBlue sent Spirit a letter setting forth its response to Spirit’s proposed package of contractual protections to address the regulatory approval risks inherent in the March JetBlue Proposal, along with a draft of a merger agreement between JetBlue and Spirit (together with the March JetBlue Proposal, the “JetBlue Proposal”). In that response, JetBlue offered (i) to pay a reverse termination fee of $200 million if antitrust approval was not obtained, (ii) to use its reasonable best efforts to obtain regulatory approval subject to various limitations, including that JetBlue would not be required to take any action that in its sole and absolute discretion would be reasonably likely to materially and adversely affect the anticipated benefits of JetBlue or American Airlines under the NEA or that would have a material adverse effect on Spirit or JetBlue when measured relative to a company of Spirit’s size, and (iii) to fund the termination fee payable to Frontier upon termination of the Frontier Merger Agreement.

On April 30, 2022, the Spirit Board and members of Spirit’s senior management, with representatives of Barclays, Morgan Stanley, Debevoise and Paul Weiss present, held a video conference to discuss the JetBlue Proposal. The Spirit Board’s discussion focused on the prospects that JetBlue would be able to obtain regulatory approval for its proposed acquisition of Spirit, particularly in light of JetBlue’s unwillingness to abandon the NEA, and the requirement of the Frontier Merger Agreement that, in order for an “Acquisition Proposal” to constitute a “Superior Proposal” pursuant to the Frontier Merger Agreement, the proposal must be “reasonably capable of being consummated in accordance with the terms of such Acquisition Proposal, taking into account all financial, regulatory, legal and other aspects of such Acquisition Proposal.” The Spirit Board also discussed the extended time that would be required to reach a final regulatory determination, which was expected to be up to two years, and the risks to Spirit if it were unable to complete the proposed transaction with JetBlue at the end of that period.

Following adjournment, the Spirit Board continued its meeting on May 1, 2022. The Spirit Board, other than Mr. Christie, initially met in executive session together with representatives of Debevoise, after which Mr. Christie, other members of Spirit’s senior management, and representatives of Barclays, Morgan Stanley and Paul Weiss joined the meeting. Following further discussion among the Spirit Board and its advisors, the Spirit Board unanimously determined that the JetBlue Proposal did not constitute a “Superior Proposal” as defined in the Frontier Merger Agreement, on the basis that it did not meet the requirement of being reasonably capable of being consummated. In reaching that determination, the Spirit Board took into account, among other things, the low probability that the JetBlue Proposal would receive antitrust clearance so long as the NEA remained in effect, the ongoing litigation brought against JetBlue and American Airlines by the U.S. Department of Justice (the “DOJ”) and the Attorneys General of six states and the District of Columbia seeking to block the NEA on the grounds that it eliminated competition and harmed air travel consumers, the Spirit Board’s belief that the divestitures proposed by JetBlue would not be sufficient to resolve the DOJ’s objections to the NEA or its expected objection to a combination of JetBlue and Spirit, and the fact that the reverse termination fee proposed by JetBlue would not be adequate to protect Spirit’s stockholders against the substantial risk that the JetBlue Proposal would not receive regulatory approval. Given the Spirit Board’s determination that the JetBlue Proposal failed to satisfy the portion of the definition of “Superior Proposal” requiring it to be reasonably capable of consummation, the Spirit Board did not form a view as to the economic terms of the JetBlue Proposal.

On May 2, 2022, Spirit sent a letter to JetBlue, which Spirit also released publicly, informing JetBlue that the Spirit Board had determined that the JetBlue Proposal did not constitute a “Superior Proposal” as defined in the Frontier Merger Agreement, on the grounds that it was not reasonably capable of being consummated, and that the Spirit Board continued to believe that the pending transaction with Frontier represented the best opportunity to maximize value for the Spirit stockholders. The full text of the letter from Spirit is as follows:

May 2, 2022

Robin Hayes

Chief Executive Officer

JetBlue Airways Corporation

27-01 Queens Plaza North

Long Island City, NY 11101

Dear Mr. Hayes:

We have reviewed JetBlue’s updated proposal dated April 29, 2022, with Spirit’s Board of Directors and its legal and financial advisors. Our Board has unanimously determined that JetBlue’s proposal does not constitute a “Superior Proposal” under Spirit’s existing merger agreement with Frontier.

As you know, a “Superior Proposal” under the Frontier agreement must, among other requirements, be “reasonably capable of being consummated.” Spirit’s Board believes JetBlue’s proposal falls short of that standard. Our conclusion is based on careful analysis of the competitive implications of a combination of JetBlue, which analysis has been informed by extensive discussions between our respective antitrust advisors and economic consultants over the past four weeks. During that period, Spirit has also discussed projections with your financial advisers and provided voluminous documentary due diligence material through a secure virtual data room.

We believe a combination of JetBlue and Spirit has a low probability of receiving antitrust clearance so long as JetBlue’s Northeast Alliance (NEA) with American Airlines remains in existence. The U.S. Department of Justice (DOJ), along with Attorneys General in six states and the District of Columbia, have sued to block the NEA, alleging that the alliance “will not only eliminate important competition in [Boston and New York City], but will also harm air travelers across the country by significantly diminishing JetBlue’s incentive to compete with American elsewhere, further consolidating an already highly concentrated industry.“11 As you know, Spirit and many other airline and air travel constituencies have publicly opposed the NEA on grounds that it is anticompetitive. We struggle to understand how JetBlue can believe DOJ, or a court, will be persuaded that JetBlue should be allowed to form an anticompetitive alliance that aligns its interests with a legacy carrier and then undertake an acquisition that will eliminate the largest ULCC carrier.

We further believe that your divestiture proposal is unlikely to resolve DOJ’s concerns about a combination of Spirit and JetBlue if the NEA continues in existence. DOJ clearly views the NEA as having a broader national effect and Spirit believes DOJ will not place great weight on your proposed remedy, especially because there are reasons to doubt the efficacy of similar divestitures as a remedy in past airline mergers.

Moreover, in evaluating a JetBlue-Spirit combination, Spirit believes DOJ—and a court—will be very concerned that a higher-cost/higher fare airline would be eliminating a lower-cost/lower fare airline in a combination that would remove about half of the ULCC capacity in the United States. In addition, the conversion of Spirit aircraft to JetBlue configuration will result in significantly diminished capacity on former Spirit routes, also resulting in higher prices for consumers. Finally, we are skeptical about your claims regarding the so-called “JetBlue Effect.” After receiving the summary output of your economic model from your advisers, Spirit’s economic consultants identified reasons to doubt that such an effect would significantly exceed any similar “ULCC effect.”

In contrast, Spirit believes that merging with Frontier will enable the combined ULCC business to achieve scale, improve operational reliability, have increased relevance to consumers, and do an even better job of delivering ultra-low fares to more consumers and competing more effectively against the Big 4 carriers, as well as against JetBlue. We believe that is a clear, pro-consumer narrative that will resonate more successfully with DOJ than a combination with JetBlue, which would eliminate the largest ULCC and remove significant low-cost/low-fare capacity.

[1]

See Press Release, United States Department of Justice, Justice Department Sues to Block Unprecedented Domestic Alliance Between American Airlines and JetBlue (Sept. 21, 2021), available at https://www.justice.gov/opa/pr/justice-department-sues-block-unprecedented-domestic-alliance-between-american-airlines-and.

Spirit took note of the fact that the JetBlue proposal allocates most of the very substantial deal completion risk to Spirit stockholders. To reduce that risk and achieve a more appropriate balance of the risk between our companies, in our April 25 response Spirit proposed a strong covenant requiring JetBlue to take any action required to obtain regulatory clearance, which specifically included abandoning the NEA at closing. We also proposed a substantial reverse termination fee intended to partially compensate Spirit if the transaction failed to win antitrust clearance. On that score, in the event of a failure or abandonment of a JetBlue-Spirit combination, even a high reverse termination fee will not fully compensate Spirit stockholders for the likely significant business erosion Spirit will face during what will be a protracted approval process.

Spirit does not consider JetBlue’s April 29 response to be appropriately responsive to Spirit’s concerns. Indeed, that response makes clear that JetBlue is unwilling to terminate the NEA – or to agree to any other remedies that might materially decrease the expected benefits to JetBlue from the NEA – to obtain clearance for an acquisition of Spirit. The transaction you describe in your April 29 response not only fails to meet the required standard under the Frontier merger agreement but, by prioritizing the NEA over the steps we believe would be necessary to have any realistic likelihood of obtaining antitrust clearance, it imposes on our stockholders a degree of risk that no responsible board would accept. Given this substantial completion risk, we believe JetBlue’s economic offer is illusory, and Spirit’s board has not found it necessary to consider it.

Very truly yours,

H. McIntyre Gardner

Chairman of the Board

Edward M. Christie, III

Chief Executive Officer

On May 6, 2022 and May 10, 2022, Frontier and Spirit filed amendments to Frontier’s Form S-4, which announced a date of June 10, 2022 for the special meeting of Spirit’s stockholders to vote on the proposal to adopt the Frontier Merger Agreement (the “Spirit Special Meeting”).

On May 11, 2022, Frontier’s Form S-4 was declared effective, and Spirit commenced mailing the proxy statement contained in the Form S-4 to Spirit stockholders.

On May 16, 2022, JetBlue issued a press release announcing that it was commencing the Offer at the Offer Price of $30.00 per Share in Cash, which was $3.00 less than the JetBlue March Proposal. Shortly thereafter, JetBlue filed with the SEC the Schedule TO containing the Offer to Purchase, the Letter of Transmittal and related documents, and announced that JetBlue expects to file on May 16, 2022 the required notification and report form under the HSR Act to begin antitrust review of a proposed combination with Spirit. The Schedule TO provided that if a consensual transaction were reached with the Spirit Board and satisfactory diligence information was provided to support the price increase, JetBlue would consider increasing the Offer Price back to $33.00 per Share in cash.

Also on May 16, 2022, JetBlue filed a preliminary proxy statement on Schedule 14A with the SEC to be used to solicit proxies in opposition to the Frontier Merger and other related proposals at the Spirit Special Meeting.

In the evening of May 16, 2022, the Spirit Board and members of Spirit’s senior management, with representatives of Debevoise present, held a video conference to discuss the Offer.

On May 18, 2022, the Spirit Board and members of Spirit’s senior management, with representatives of Barclays, Morgan Stanley, Debevoise and Paul Weiss present, held a video conference to discuss the Offer. Following discussion among the Spirit Board and its advisors, the Spirit Board unanimously recommended that Spirit’s stockholders reject the Offer and not tender their shares of Spirit Common Stock pursuant to the Offer.

Reasons for Recommendation

The Spirit Board has unanimously concluded that the Offer is not in the best interests of Spirit and its stockholders. Accordingly, the Spirit Board unanimously recommends that Spirit stockholders reject the Offer and not tender any of their shares of Spirit Common Stock pursuant to the Offer.

In reaching this conclusion and making its recommendation to reject the Offer, the Spirit Board consulted with its independent financial and outside legal advisors and management and took into account numerous factors, including but not limited to the following:

(I)	The Offer is not a “Superior Proposal” under the existing Frontier Merger Agreement.

The Spirit Board determined that the Offer does not constitute a “Superior Proposal” as defined in the Frontier Merger Agreement. In reaching this determination, the Spirit Board concluded that the Offer did not meet the standard of being “reasonably capable of being consummated” in order to qualify as a “Superior Proposal” as defined in the Frontier Merger Agreement, due to the low probability that the Offer will receive U.S. antitrust clearance.

The Spirit Board determined that there was a significant risk that the Offer would not be consummated because of the low probability of receiving antitrust clearance so long as NEA with American Airlines remained in effect. The Spirit Board noted that there is ongoing litigation brought against JetBlue and American Airlines by the DOJ and the Attorneys General of six states and the District of Columbia seeking to block the NEA on grounds that it eliminated competition and harmed air travel consumers. The Spirit Board noted that the Offer does not require JetBlue to make any divestitures or agree to any other remedies to obtain regulatory approvals for its proposed acquisition, and take into account its belief that even the divestitures previously proposed by JetBlue, without assurances it would abandon the NEA, were unlikely to resolve the anticipated concerns of the DOJ or any court.

The Offer is subject to the No Antitrust Challenge Condition, which is a condition that there is no threatened, instituted or pending action by any governmental authority that, among other things, (i) challenges the making of the Offer, (ii) seeks to restrain or prohibit the exercise of JetBlue’s full rights of ownership or operation of all or any portion of its business or assets or those of Spirit or to compel JetBlue to dispose of or hold separate all or any portion of its business or assets or those of Spirit or any of its subsidiaries or affiliates or seeks to impose any limitation on JetBlue’s ability to conduct such businesses or own such assets, (iii) seeks relief that if granted will result in a material diminution in the benefits expected, in JetBlue’s reasonable judgment, to be derived by JetBlue as a result of the transactions contemplated by the Offer; or (iv) otherwise, in JetBlue’s reasonable judgment, has or may have material adverse significance with respect to either the value of Spirit or the value of the Spirit shares to JetBlue. The Spirit Board believes the Offer could not reasonably be expected to be consummated because of the No Antitrust Challenge Condition, rendering the Offer illusory.

In contrast, the Spirit Board believes that the Frontier Merger has a materially greater likelihood of obtaining regulatory approval and thus of being consummated, and will result in Spirit stockholders having the ability to realize greater long-term value than the Offer.

(II)	The Offer would be subject to a protracted and highly uncertain antitrust review period that would likely negatively affect Spirit’s business.

Under the HSR Condition, Spirit stockholders will not receive any consideration pursuant to the Offer unless the applicable waiting period under the HSR Act, and any customary timing agreement with any governmental entity to toll, stay, or extend any such waiting period, or to delay or not to consummate the Offer, have expired or been earlier terminated.

The Spirit Board believes that the DOJ will bring a lawsuit to block the acquisition, and that any such lawsuit is unlikely to be resolved until between 18 and 24 months after the date of JetBlue’s initial HSR filing. Indeed, during the extensive discussions held between Spirit and JetBlue in April 2022 regarding the March JetBlue Proposal, JetBlue told Spirit that JetBlue itself expected that it would have to prevail in litigation against the DOJ in order to consummate its proposed acquisition of Spirit.

As noted above, the Spirit Board believes a combination of JetBlue and Spirit has a low probability of receiving antitrust clearance so long as the NEA between JetBlue and American Airlines remains in effect. The Spirit Board considers it unlikely that the DOJ, or a court, will allow JetBlue to form an anticompetitive alliance that aligns its interests with a legacy carrier and then undertake an acquisition of Spirit, thereby eliminating the largest ULCC carrier.

The Spirit Board further believes that, even without the NEA in place, the DOJ—and a court—will be very concerned about a transaction in which a higher-cost/higher-fare airline such as JetBlue would be eliminating a lower-cost/lower-fare airline such as Spirit in a combination that would remove about half of the ULCC capacity in the United States. In this regard, the Spirit Board noted that the conversion of Spirit aircraft to JetBlue configuration would result in significantly diminished capacity on former Spirit routes, resulting in higher prices for consumers. The Spirit Board is skeptical about JetBlue’s claims regarding the so-called “JetBlue Effect.” After receiving the summary output of JetBlue’s economic model from JetBlue’s advisers, Spirit’s economic consultants identified reasons to doubt that such an effect would significantly exceed any similar “ULCC effect.”

JetBlue has publicly stated that it has the “firm conviction” that its Offer will ultimately either be approved by the DOJ or that JetBlue will prevail in any litigation brought by the DOJ to block JetBlue’s acquisition of Spirit. However, Spirit believes that JetBlue’s refusal to accept the regulatory covenant and remedies package proposed by Spirit reflects JetBlue’s unwillingness to take the risk that its proposed acquisition will not receive required regulatory clearances, and has instead sought to put that risk on Spirit and its stockholders. Specifically, JetBlue rejected Spirit’s request that JetBlue include in its proposed merger agreement a covenant requiring it to take any and all actions, including divestitures, required to obtain antitrust and regulatory clearances (including, if required, an agreement to terminate the NEA upon closing of the acquisition). In fact, the much weaker covenant that JetBlue did propose specifically excluded any obligation to make any divestiture that in JetBlue’s sole and absolute discretion would be reasonably likely to materially and adversely affect the anticipated benefits to JetBlue and American Airlines of the NEA. Although JetBlue did propose a “reverse termination fee” of $200 million to Spirit if its proposed transaction could not be consummated as a result of JetBlue’s failure to obtain antitrust clearance, the Spirit Board determined that such amount was clearly inadequate to compensate Spirit for the damage that Spirit and its stockholders would suffer over the up to 24 months that effort would likely take, during which period Spirit’s operations would be significantly constrained by the terms of the JetBlue merger agreement.

As a result, the Spirit Board believes there is significant risk that the HSR Condition will not be satisfied and the Offer will not close. Moreover, during the likely protracted period of uncertainty required for regulatory review, which could be as long as 24 months, Spirit would face a significant risk of disruption to its ongoing business as well as a potential inability to retain key personnel or successfully recruit replacement personnel. If, at the end of that protracted period, the Offer fails to receive antitrust approval and therefore cannot be consummated, Spirit will have incurred significant risk and transaction and opportunity costs, including the possibility of disruption to Spirit’s operations, diversion of management and employee attention, employee attrition, and potentially negative effects on Spirit’s business and consumer relationships.

(III)	The Offer subjects Spirit stockholders to significant risk of fluctuating market conditions and stock market volatility.

JetBlue has imposed a condition to its Offer excusing JetBlue from consummating the Offer if there is any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 10%, measured from the close of business on May 13, 2022.

The Offer also requires the absence of (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; (b) any change in the general, political, market, economic or financial conditions in the United States, Europe or elsewhere that, in JetBlue’s reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of Spirit and its subsidiaries, taken as a whole, or JetBlue and its subsidiaries, taken as a whole; (c) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, Europe, Germany or other jurisdictions in which JetBlue or Spirit have substantial businesses; (d) any material adverse change (or development or threatened development involving a prospective material adverse change) in U.S. dollar or Euro currency exchange rates or the markets therefor (including any suspension of, or limitation on, such markets); (e) the commencement (or material worsening after the date of the Offer) of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or Europe or any attack on or outbreak or act of terrorism involving the United States or Europe; (f) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event or change that, in JetBlue’s reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or the availability of financing; or (g) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof.

The Spirit Board views the foregoing conditions as shifting the risk of adverse market conditions onto Spirit stockholders. The foregoing conditions even subject Spirit stockholders to the risk of worsening armed hostilities in Europe, a market in which Spirit does not operate.

(IV)	The Offer involves high execution risk due to the need for significant debt financing.

The Spirit Board noted that the Offer involves high execution risk and presents a substantial risk of not being consummated if JetBlue neither has cash on hand sufficient to consummate the Offer or cannot obtain debt financing for this purpose. The commitment letters obtained by JetBlue from Goldman Sachs Bank USA and Bank of America, N.A. for a bridge facility each have an expiration date 14 months from the date of the commitment letter, subject to certain extensions. The Spirit Board believes that the regulatory review process for any acquisition by JetBlue would likely require more than 14 months, and JetBlue has not yet filed the commitment letters as exhibits to the Schedule TO to enable Spirit to evaluate whether the extensions are sufficient to ensure debt financing at a closing. Furthermore, the Offer is subject to a condition that no event or change having occurred that, in JetBlue’s reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or the availability of financing, even though according to the Schedule TO, consummation of the Offer is not subject to any financing conditions.

(V)	The quantity and nature of the Offer’s conditions create significant uncertainty and risk for Spirit and Spirit stockholders.

The Spirit Board believes that the numerous conditions set forth in the Offer create significant uncertainty and risk as to whether the Offer can be completed and the timing for completion. As described in “Item 2. Identity and Background of Filing Person —Tender Offer” above and in Annex A to this Statement, the Offer is subject to a litany of conditions, including, among others, the following conditions:

•	the Minimum Tender Condition;

•	the Termination Condition;

•	the Vote Condition;

•	the Merger Agreement Condition;

•	the HSR Condition;

•	the FAA/DOT/FCC Condition;

•	the No Impairment Condition;

•	the No Antitrust Challenge Condition;

•

there being no decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 10%, measured from the close of business on May 13, 2022; and

•	the Section 203 Condition.

The Spirit Board believes that the effect of the numerous conditions imposed by JetBlue is that Spirit’s stockholders cannot be assured that JetBlue will consummate the Offer.

(VI)	Spirit believes the Offer is a cynical attempt to frustrate Spirit’s merger with Frontier, which JetBlue views as a competitive threat.

The Spirit Board believes the Offer is a cynical attempt by JetBlue to disrupt a combination between Spirit and Frontier, which Spirit believes will create a stronger competitor against JetBlue and other airlines. This view is based on (a) the fact that JetBlue waited over seven weeks after the announcement of the Frontier Merger Agreement to submit a proposal to acquire Spirit; (b) the Spirit Board’s belief that JetBlue chose to launch the Offer shortly after the merger proxy statement for the Frontier Merger was mailed to Spirit stockholders in an effort to disrupt the stockholder approval process for the Frontier Merger Agreement, with the Spirit Special Meeting anticipated to be held on June 10, 2022; and (c) the fact that there is no realistic possibility that the conditions to the Offer, including in particular the HSR Condition, could be satisfied by June 30, 2022, the expiration date of the Offer, following which JetBlue would be free to abandon the Offer even if Spirit stockholders did not vote to approve the Frontier Merger Agreement.

(VII)	The Offer would deprive Spirit stockholders of the long-term benefits expected to result from the Frontier Merger.

The Offer would deprive Spirit stockholders of the opportunity to share in the benefits expected from being stockholders of the combined company with Frontier. The Spirit Board believes that the Offer was opportunistically timed to take advantage of the COVID-19 pandemic-induced lows in airline profitability and prevent Spirit stockholders from participating in future gains as the airline industry rebounds from the pandemic.

The combination with Frontier gives Spirit stockholders the opportunity to share in expected future benefits, which include the following:

•

the expectation that the combined company will be a stronger airline than either Spirit or Frontier individually, will have the scale, breadth, and capabilities to compete more effectively in the marketplace and will be better able to respond to the competitive challenges and cyclical business conditions of the airline industry;

•

the more than $500 million in annual net synergies that management of Spirit and Frontier believe will be generated by the Frontier Merger once the airlines are fully integrated, including synergies that Spirit and Frontier expect to realize through reducing management and administrative overhead and using one operating certificate, combining complementary networks and generating new revenue streams;

•

the anticipated market capitalization of the combined company and the fact that the aggregate number of shares of the combined company common stock issuable to holders of Spirit equity instruments (including stockholders, holders of convertible notes and holders of restricted stock units) in the Frontier Merger will represent approximately 48.5% of the fully diluted equity ownership of the combined company and that the cash portion of the merger consideration of $2.13 per share results in Spirit stockholders receiving an economic value share in excess of 50.0% of the combined company based on trading prices as of May 18, 2022; and

•	the anticipated recovery of the airline industry following the COVID-19 pandemic.

The Spirit Board also believes that regulatory approvals and clearances necessary to complete the merger are likely to be obtained within the time allotted in the Frontier Merger Agreement and without any material cost or burden to Spirit or Frontier.

(VIII)	If the Offer is not consummated, there is no assurance that there will be a future transaction with Frontier or any other counterparty for Spirit.

If Spirit stockholders do not approve the Frontier Merger Agreement and the Frontier Merger Agreement is terminated, there is no assurance that a future transaction with Frontier or any other counterparty will be available, particularly if the Offer does not obtain regulatory clearance after a protracted review period. The termination of the Frontier Merger Agreement is a condition of the Offer.

* * * * *

The foregoing discussion of the information and factors considered by the Spirit Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Spirit Board in reaching its conclusions and recommendations. The members of the Spirit Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of Spirit and considered the advice of the Spirit Board’s financial and legal advisors. In light of the number and variety of factors that the Spirit Board considered, the members of the Spirit Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Spirit Board was made after considering the totality of the information and factors involved. In addition, individual members of the Spirit Board may have given different weight to different factors.

In light of the factors described above, the Spirit Board, on behalf of Spirit, has unanimously determined that the Offer is not in the best interests of Spirit and Spirit stockholders. Therefore, the Spirit Board unanimously recommends that Spirit stockholders reject the Offer and NOT tender any of their shares to JetBlue pursuant to the Offer.

Intent to Tender

To the knowledge of Spirit after making reasonable inquiry, none of Spirit’s directors, executive officers, affiliates or subsidiaries intends to tender any shares of Spirit Common Stock held of record or beneficially owned by such person pursuant to the Offer.

Item 5. Person/Assets Retained, Employed, Compensated or Used

Spirit has retained Barclays and Morgan Stanley as its financial advisors in connection with Spirit’s consideration of a possible transaction, including the Offer and other matters. Spirit has agreed to pay Barclays and Morgan Stanley for their services, including transaction fees payable upon consummation of certain transactions, which may include with respect to the Offer. Spirit has agreed to reimburse Barclays and Morgan Stanley for their respective documented expenses and indemnify Barclays and Morgan Stanley against certain liabilities that may arise out of their engagement.

Spirit has engaged Okapi and Strategic Governance Advisors (“SGA”) to assist it in connection with Spirit’s communications with its stockholders in connection with the Offer. Spirit has agreed to pay customary compensation to Okapi and SGA for such services. In addition, Spirit has agreed to reimburse each of Okapi and SGA for certain expenses and indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Spirit has also retained Sard Verbinnen & Co (“SVC”) as its public relations advisor in connection with the Offer. Spirit has agreed to pay customary compensation to SVC for such services. In addition, Spirit has agreed to reimburse SVC for certain expenses and indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Except as set forth above, neither Spirit nor any person acting on its behalf has or currently intends to employ, retain, or compensate any person to make solicitations or recommendations to the stockholders of Spirit on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company

Securities Transactions

Other than as set forth below, no transactions with respect to Spirit Common Stock have been effected by Spirit or, to Spirit’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, or subsidiaries, during the 60 days prior to the date of this Statement.

Transactions by Executive Officers and Directors

None.

Transactions by the Company

On May 18, 2022, Spirit issued 141,176 shares of Spirit Common Stock in settlement of a conversion of $1,800,000 aggregate principal amount of its 4.75% Convertible Senior Notes due 2025.

Item 7. Purposes of the Transaction and Plans or Proposals

As described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreement” and “Item 4. The Solicitation or Recommendation—Background of the Offer and Reasons for Recommendation—Reasons for Recommendation,” Spirit continues to pursue the Frontier Merger.

Except as described above or otherwise set forth in this Statement (including in the exhibits and annexes attached to this Statement) or as incorporated in this Statement by reference, Spirit is not now undertaking or engaged in any negotiations in response to the Offer that relate to or could result in one or more of the following or a combination thereof: (1) a tender offer or other acquisition of Spirit Common Stock by Spirit, any of its subsidiaries or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Spirit or any of its subsidiaries; (3) any purchase, sale or transfer of a material amount of assets of Spirit or any of its subsidiaries; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Spirit.

Except as described above or otherwise set forth in this Statement (including in the exhibits and annexes attached to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Spirit Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in one or more of the following or a combination thereof: (1) a tender offer or other acquisition of Spirit Common Stock by Spirit, any of its subsidiaries or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Spirit or any of its subsidiaries; (3) any purchase, sale or transfer of a material amount of assets of Spirit or any of its subsidiaries; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Spirit.

Item 8. Additional Information

Information Regarding Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the estimated amounts of compensation for each of Spirit’s named executive officers that is based on, or that otherwise relates to, the Offer. The potential payments in the table below are based on the following assumptions:

•	The relevant price per share of Spirit Common Stock is $30.00, which is the amount per share offered to each Spirit stockholder pursuant to the Offer;

•	The effective time of the consummation of the Offer is May 13, 2022, which is the assumed effective time solely for purposes of this disclosure;

•

In connection with the consummation of the Offer, (i) the RSU Awards, Pre-2022 PSU Awards and MSU Awards held by the named executive officers were not assumed or substituted by Purchaser and became vested in accordance with the terms of the applicable award agreements, and (ii) the 2022 PSU Awards, Time-Based Cash Awards and Performance Cash Awards held by the named executive officers were assumed or substituted by the Purchaser, and subject to accelerated vesting upon a qualifying termination of the named executive officer’s employment within 12 months after the assumed effective time of the Offer; and

•

The employment of each named executive officer of Spirit was terminated by Spirit without “cause” or by the named executive officer for “good reason” (as such terms are defined in the Executive Severance Plan), in either case, at or immediately following the assumed effective time of the Offer.

The amounts shown in the tables below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, and do not reflect certain compensation actions that may occur after the date of this Statement but before the actual effective time of the Offer. As a result, the actual amounts received by a Spirit named executive officer may materially differ from the amounts set forth below. All dollar amounts set forth below have been rounded to the nearest whole number.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Edward M. Christie	$7,056,086	$4,449,630	$66,872	$11,572,588
Scott M. Haralson	$3,382,003	$1,531,110	$27,591	$4,940,704
John Bendoraitis	$2,883,296	$2,573,160	$16,030	$5,472,486
Matthew H. Klein	$2,786,178	$2,353,470	$27,568	$5,167,216
Thomas C. Canfield	$2,486,076	$1,381,620	$22,491	$3,890,187

(1) Cash. The amounts reported in this column reflect the aggregate value of the cash severance payments to which the named executive officers are entitled pursuant to (A) the Executive Severance Plan, as described above in “Item 3. Arrangements with Current Directors and Executive Officers of Spirit – Executive Severance Plan,” in connection with a qualifying termination following the assumed effective time, (B) each named executive officer’s retention award under the Frontier Merger Retention Program, which is equal to the product of (x) the sum of 150% of the named executive’s base salary (as of February 1, 2022) and target short-term incentive bonus, multiplied by (y) 50% (assuming that the Frontier Merger Agreement is terminated in connection with the consummation of the Offer), as described above in “Item 3. Arrangements with Current Directors and Executive Officers of Spirit — Frontier Merger Retention Program” and (C) each named executive officer’s unvested Performance Cash Award and, for Mr. Haralson only, Time-Based Cash Award, that is assumed or substituted by the Purchaser (treating any performance-vesting condition as being achieved based on target performance) as of the assumed effective time of the Offer and subject to accelerated vesting upon a qualifying termination of the named executive officer’s employment within 12 months after the assumed effective time, as described above in “Item 3. Cash-Based Awards Held by Executive Officers of Spirit.” The payments of cash severance are each equal to (i) 200% of the named executive officer’s base salary (as in effect at the assumed effective time, assuming that the termination of employment occurs on such date) and (ii) 200% of the named executive officer’s target bonus for fiscal year 2022 (as in effect at the assumed effective time), plus (iii) a pro-rated bonus based on the named executive officer’s actual days of service in fiscal year 2022 (assuming target performance solely for purposes of this compensation-related disclosure). The following table quantifies each separate form of cash compensation included in the aggregate amounts reported in this column:

Name	Salary Severance ($)(a)	Bonus Severance ($)(a)	Pro-Rated Bonus ($)(a)	Retention Bonus ($)(b)	Cash-Based Awards ($)(c)
Edward M. Christie	$1,400,000	$1,750,000	$318,836	$1,181,250	$2,406,000
Scott M. Haralson	$800,000	$640,000	$116,603	$540,000	$1,285,400
John Bendoraitis	$880,000	$792,000	$144,296	$627,000	$440,000
Matthew H. Klein	$800,000	$720,000	$131,178	$570,000	$565,000
Thomas C. Canfield	$750,000	$525,000	$95,651	$478,125	$637,300

(a)

These cash severance payments are “double-trigger” payments, as they are each conditioned upon both the consummation of the Offer and termination of the named executive officer’s employment by Spirit without “cause” or by the named executive officer for “good reason” (in each case, as defined in the Executive Severance Plan) within 18 months following the effective time of the Offer. In addition, the receipt of such payments is conditioned upon a named executive officer’s execution and non-revocation of a release of claims, and continued compliance with any applicable restrictive covenants.

(b)	The cash retention awards are “single-trigger” payments, as they are conditioned upon the termination of the Frontier Merger Agreement, which may include the consummation of the Offer.
(c)

Since the assumed effective time of the Offer will occur prior to April 2, 2023, the Time-Based Cash Awards and Performance Cash Awards are considered “double-trigger” benefits, as they are each conditioned upon both the consummation of the Offer and a named executive officer’s termination by Spirit without “cause” or by the named executive officer for “good reason” (in each case, as defined in the applicable award agreement) within 12 months following the effective time of the Offer. The following table quantifies the Performance Cash Awards and, for Mr. Haralson only, the Time-Based Cash Awards included in the aggregate values reported in this column:

Name	Performance Cash Award ($)	Time-Based Cash Award ($)
Edward M. Christie	2,406,000	—
Scott M. Haralson	$685,400	$600,000
John Bendoraitis	$440,000	—
Matthew H. Klein	$565,000	—
Thomas C. Canfield	$637,300	—

(2) Equity. As discussed in more detail above in “Item 3. Arrangements with Current Directors and Executive Officers of Spirit —  Equity-Based Awards Held by the Non-Employee Directors and Executive Officers of Spirit,” the amounts reported in this column represent, as of the assumed effective time of the Offer, the aggregate value of the unvested (i) RSU Awards held by each named executive officer that vest in full solely as a result of the consummation of the Offer, and are therefore “single-trigger” benefits; (ii) Pre-2022 PSU Awards held by each named executive officer that vest on a pro-rated basis solely as a result of the consummation of the Offer based on the portion of the applicable performance period elapsed as of the effective time of the Offer, and are therefore “single-trigger” benefits, (iii) Spirit 2022 PSU Awards that are assumed or substituted by the Purchaser (treating any performance-vesting condition as being achieved based on target performance) as of the assumed effective time of the Offer and subject to accelerated vesting upon a qualifying termination of employment following the consummation of the Offer, and are therefore “double-trigger” benefits and (iv) Spirit MSU Awards that vest solely as a result of the consummation of the Offer based on the applicable performance multiplier (125.19%) set forth in the award agreement, and are therefore “single-trigger” benefits. The reported dollar value of these unvested awards is based on the Offer Price of $30.00 per share of Spirit Common Stock. The following table quantifies the RSU Awards, Pre-2022 PSU Awards, 2022 PSU Awards and MSU Awards included in the aggregate values reported in this column:

Name	RSU Award ($)	Pre-2022 PSU Award ($)	2022 PSU Award ($)	MSU Award ($)
Edward M. Christie	$2,083,860	$662,790	$807,360	$895,620
Scott M. Haralson	$762,450	$204,690	$261,720	$302,250
John Bendoraitis	$1,286,430	$345,930	$567,660	$373,140
Matthew H. Klein	$1,170,780	$345,930	$463,620	$373,140
Thomas C. Canfield	$643,770	$210,120	$251,640	$276,090

(3) Perquisites/Benefits. The amounts reported in this column represent the aggregate value of the following perquisites and benefits to which the named executive officers are entitled pursuant to the Executive Severance Plan, as described above in “Item 3. Arrangements with Current Directors and Executive Officers of Spirit – Executive Severance Plan,” in connection with a qualifying termination following the assumed effective time of the Offer: (i) continued health coverage under COBRA for a period of 12 months for each named executive officer, at the same rate as in effect immediately prior to the assumed effective time, (ii) outplacement services for each named executive officer, (iii) use of a Spirit-owned mobile phone by each named executive officer for a period of 30 days following the assumed effective time, and (iv) for each of Messrs. Haralson, Bendoraitis, Klein and Canfield, a family travel pass for a period of 12 months following the assumed effective time and, for Mr. Christie, a lifetime travel pass (as provided for under his employment letter agreement with Spirit). These perquisites and benefits are considered “double-trigger” payments, as they are each conditioned upon both the consummation of the Offer and termination of a named executive officer’s employment by Spirit without “cause” or by the named executive officer for “good reason” (in each case, as defined in the Executive Severance Plan) within 18 months following the effective time of the Offer. In addition, the receipt of such payments is conditioned upon the named executive officer’s execution and non-revocation of a release of claims, and continued compliance with any applicable restrictive covenants. The following table quantifies each separate perquisite and benefit included in the aggregate values reported in this column:

Name	COBRA ($)(a)	Outplacement Services($)(b)	Mobile Phone($)(c)	Travel Passes ($)(d)
Edward M. Christie	$11,977	$10,000	$75	$44,820
Scott M. Haralson	$11,977	$10,000	$75	$5,539
John Bendoraitis	$5,032	$10,000	$75	$923
Matthew H. Klein	$11,954	$10,000	$75	$5,539
Thomas C. Canfield	$8,724	$10,000	$75	$3,693

(a)

Amounts reported in this column are based on the incremental cost to Spirit of providing such continued coverage to each named executive officer. These benefits are also contingent upon each named executive officer timely and properly electing continuation coverage under COBRA.

(b)	Amounts reported in this column reflect the maximum of $10,000 that may be incurred by Spirit for such outplacement services in respect of each such named executive officer.

(c)

Amounts reported in this column are based on the incremental cost to Spirit of providing each named executive officer with continued use of a mobile phone for a period of 30 days following the assumed effective time.

(d)

Amounts reported in this column are based on the incremental cost to Spirit of providing travel passes to each named executive officer, including reasonable estimates of the cost of incremental fuel, insurance, security, station cleaning, facility rent and station baggage rent, but excluding fees and taxes paid by each named executive officer for the transportation. For Messrs. Haralson, Bendoraitis, Klein and Canfield, we have assumed that such named executive officers and their eligible family members would each take 10 round-trip flights during the applicable 12-month post-employment period. For Mr. Christie, the present value of his lifetime travel pass was calculated using a discount rate of 7.00% and mortality assumptions based on the United States Statistics Life Expectancy Tables, and we have assumed that Mr. Christie and his eligible family members would each take 10 round-trip flights each year.

Regulatory Approvals

U.S. Antitrust Clearance

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of shares of Spirit Common Stock pursuant to the Offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, JetBlue may not consummate the Offer until it has filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC and the waiting period has expired. According to the Schedule TO, JetBlue filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on or about May 16, 2022. Unless otherwise extended, the waiting period applicable to the purchase of Spirit Common Stock pursuant to the Offer will expire at 11:59 p.m., New York City time, on May 31, 2022. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from JetBlue. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, ten days after JetBlue’s substantial compliance with such request, though it is customary to reach a timing agreement with the Antitrust Division or the FTC to not consummate the Offer for a further period of time after substantial compliance. Thereafter, absent a court order, under U.S. antitrust laws, JetBlue can consummate the acquisition of Spirit Common Stock pursuant to the Offer. For the reasons discussed in “Item 4. The Solicitation or Recommendation—Reasons for Recommendation” above, the Spirit Board believes that the waiting period under the HSR Act will be extended and the Offer will likely be subject to a protracted antitrust review period. The Schedule TO stated that Spirit Common Stock will not be accepted for payment or paid for pursuant to the Offer if, before or after the expiration of the applicable waiting period under the HSR Act, the Antitrust Division, the FTC, a state, or a private party has commenced or threatens to commence an action or proceeding against the Offer or Second-Step Merger as a result of which any of the conditions described in “Item 2. Identity and Background of Filing Person—Tender Offer” would not be satisfied.

Competition Laws of Other Jurisdictions

Based on publicly available information concerning JetBlue, there are other jurisdictions outside the United States in which Spirit and JetBlue and their respective subsidiaries conduct business. The antitrust, competition or merger control laws of certain of these jurisdictions may require the submission of a merger control notification with, and the obtaining of the pre-merger approval of, antitrust or competition authorities therein, or the submission of a merger control notification may be advisable in certain of these jurisdictions. After commencement of the Offer, JetBlue has stated they will seek further information regarding the applicability of the antitrust, competition or merger control laws of any such jurisdictions and that they intend to take such action as they may require or as may be advisable, but provides no assurances that such approvals will be obtained. Transactions such as the acquisition of Spirit Common Stock pursuant to the Offer are frequently scrutinized by foreign antitrust and competition authorities. Therefore, there can be no assurance that a challenge to the Offer on foreign antitrust or competition grounds will not be made, or if such a challenge is made, what the result will be. See “Item 2. Identity and Background of Filing Person—Tender Offer” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions. The Schedule TO stated that shares of Spirit Common Stock will not be accepted for payment or paid for pursuant to the Offer if any foreign antitrust or competition authority has commenced or threatens to commence an action or proceeding against the Offer or Second-Step Merger as a result of which any of the conditions described in Annex A would not be satisfied.

Delaware Business Combinations Statute

Spirit is subject to the provisions of Section 203 of the DGCL, which imposes certain restrictions upon business combinations involving Spirit. The following description is not complete and is qualified in its entirety by reference to the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation such as Spirit from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers such as the Second-Step Merger proposed by JetBlue) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3 percent of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203 of the DGCL, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15 percent or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person. A Delaware corporation may elect not to be covered by Section 203 of the DGCL in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by Section 203 of the DGCL is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption. In addition, the provisions of Section 203 of the DGCL do not apply to a Delaware corporation if, among other things, (1) such corporation does not have a class of voting stock that is listed on a national securities exchange, or held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder or (2) certain business combinations are proposed prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required under Section 203 of, any one of certain proposed transactions which (i) is with or by a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the corporation’s board of directors and (ii) is approved or not opposed by a majority of the board of directors then in office who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election to succeed such directors by a majority of such directors.

Spirit’s Certificate of Incorporation expressly states that Spirit elects to be governed by Section 203 of the DGCL. Section 203 of the DGCL will prohibit consummation of the Second-Step Merger (or any other business combination with JetBlue) for a period of three years following consummation of the Offer unless each such business combination (including the Second-Step Merger) is approved by the Spirit Board and holders of 66-2/3 percent of the Spirit Common Stock, excluding JetBlue, or unless JetBlue acquires at least 85 percent of the voting stock of Spirit outstanding on the expiration date of the Offer (excluding shares of Spirit Common Stock owned by certain employee stock plans and persons who are directors and also officers of Spirit). The provisions of Section 203 of the DGCL would be satisfied if, prior to the consummation of the Offer, the Spirit Board approves the Offer.

Other State Takeover Laws

A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Spirit, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. If any state takeover statute is found to be applicable to the Offer, JetBlue may be unable to accept shares of Spirit Common Stock tendered pursuant to the Offer or be delayed in continuing or consummating the Offer or the Second-Step Merger. See “Item 2. Identity and Background of Filing Person—Tender Offer.”

Other Regulatory Approvals

In addition to what is otherwise discussed in this Statement, in connection with the acquisition of Spirit Common Stock pursuant to the Offer or the Second-Step Merger, JetBlue must file notices with, and obtain any approval and authorizations required to be obtained from, the FAA, the DOT and the FCC, as well as other approvals and authorizations to be obtained. If any action is taken before consummation of the Offer by any such government or governmental authority, or if any required approvals, waivers or consents are not obtained, or obtained subject to condition, as a result of which any of the conditions described in “Item 2. Identity and Background of Filing Person—Tender Offer” would not be satisfied, JetBlue will not be obligated to accept for payment or pay for any tendered shares of Spirit Common Stock pursuant to the Offer. See “Item 2. Identity and Background of Filing Person—Tender Offer.”

Appraisal Rights

Stockholders do not have appraisal rights as a result of the Offer. However, if the Second-Step Merger is consummated, stockholders of Spirit who do not tender their shares of Spirit Common Stock in the Offer, continue to hold shares of Spirit Common Stock at the time of consummation of the Second-Step Merger, neither vote in favor of the Second-Step Merger nor consent thereto in writing and otherwise comply with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of their shares of Spirit Common Stock (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any (all such shares of Spirit Common Stock, collectively, the “Dissenting Shares”). Since appraisal rights are not available in connection with the Offer, no demand for appraisal under Section 262 of the DGCL may be made at this time. Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than, or in addition to, the price per share to be paid in the Offer and the market value of Spirit Common Stock. Stockholders should recognize that the value so determined could be higher or lower than, or the same as, the price per share of Spirit Common Stock paid pursuant to the Offer or the consideration paid in the Second-Step Merger. Moreover, JetBlue has stated they may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer.

If any holder of Spirit Common Stock who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, its, his or her rights to appraisal as provided in the DGCL, the shares of Spirit Common Stock of such stockholder will be converted into the right to receive the price per share of Spirit Common Stock paid in the Second-Step Merger. A stockholder may withdraw a demand for appraisal by delivering to JetBlue a written withdrawal of the demand for appraisal and acceptance of the Second-Step Merger.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. The foregoing summary of the rights of dissenting stockholders under Delaware law does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of the DGCL which will be set forth in their entirety in any proxy statement or information statement for the JetBlue merger (unless the JetBlue merger is effected as a second-step merger pursuant to Section 251(h) of the DGCL or a short-form merger pursuant to Section 253 of the DGCL, in which case they will be set forth in the notice of merger). It is recommended that any Spirit stockholders wishing to pursue appraisal rights with respect to the Second-Step Merger consult their legal advisors.

Going Private Transactions

Any business combination with JetBlue would also need to comply with any applicable U.S. federal law. In particular, unless the shares of Spirit Common Stock were deregistered under the Exchange Act prior to such transaction, JetBlue may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning Spirit and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction.

Cautionary Statement on Forward-Looking Statements

Certain statements in this Statement, including statements concerning Frontier, Spirit, JetBlue, the proposed transactions and other matters, should be considered forward-looking within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Frontier’s, Spirit’s and JetBlue’s current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to Frontier’s, Spirit’s and JetBlue’s operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward looking statements. Words such as “expects,” “will,” “plans,” “intends,” “anticipates,” “indicates,” “remains,” “believes,” “estimates,” “forecast,” “guidance,” “outlook,” “goals,” “targets” and other similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed, or assured. All forward-looking statements in this Statement are based upon information available to Frontier, Spirit and JetBlue on the date of this Statement. Frontier and Spirit undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances, or otherwise, except as required by applicable law. All written and oral forward-looking statements concerning the Frontier Merger or other matters addressed in this Statement and attributable to Frontier, Spirit, JetBlue or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this Statement.

Actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Frontier Merger Agreement; failure to obtain applicable regulatory or Spirit stockholder approval in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure of the parties to consummate the transaction; risks that the new businesses will not be integrated successfully or that the combined company will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; demand for the combined company’s services; the growth, change and competitive landscape of the markets in which the combined company participates; expected seasonality trends; diversion of managements’ attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; risks related to investor and rating agency perceptions of each of the parties and their respective business, operations, financial condition and the industry in which they operate; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; that Frontier’s cash and cash equivalents balances, together with the availability under certain credit facilities made available to Frontier and certain of its subsidiaries under its existing credit agreements, will be sufficient to fund Frontier’s operations including capital expenditures over the next 12 months; Frontier’s expectation that based on the information presently known to management, the potential liability related to Frontier’s current litigation will not have a material adverse effect on its financial condition, cash flows or results of operations; that the COVID-19 pandemic will continue to impact the businesses of the companies; ongoing and increase in costs related to IT network security; the outcome of any discussions between JetBlue and Spirit with respect to a possible transaction, including the possibility that the parties will not agree to pursue a business combination transaction or that the terms of any such transaction will be materially different from those described herein; the conditions to the completion of the possible transaction, including the receipt of any required stockholder and regulatory approvals and, in particular, the companies’ expectation as to the likelihood of receipt of antitrust approvals; JetBlue’s ability to finance the possible transaction and the indebtedness JetBlue expects to incur in connection with the possible transaction; the possibility that JetBlue may be unable to achieve expected synergies and operating efficiencies within the expected timeframes or at all and to successfully integrate Spirit’s operations with those of JetBlue, and the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the possible transaction; and other risks and uncertainties set forth from time to time under the sections captioned “Risk Factors” in Frontier’s, Spirit’s and JetBlue’s reports and other documents filed with the SEC from time to time, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

Item 9. Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 16, 2022 (filed as Exhibit (a)(1)(A) to the Schedule TO filed on May 16, 2022).

(a)(1)(B)	Form of Letter of Transmittal (filed as Exhibit (a)(1)(B) to the Schedule TO filed on May 16, 2022).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (filed as Exhibit (a)(1)(C) to the Schedule TO filed on May 16, 2022).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed as Exhibit (a)(1)(D) to the Schedule TO filed on May 16, 2022).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed as Exhibit (a)(1)(E) to the Schedule TO filed on May 16, 2022).

(a)(1)(F)	Summary Advertisement, as published in The Wall Street Journal, dated May 16, 2022 (filed as Exhibit (a)(1)(F) to the Schedule TO filed on May 16, 2022).

(a)(1)(G)	Press Release of Spirit dated May 19, 2022.

(e)(1)	Excerpts from Spirit’s Definitive Proxy Statement on Schedule 14A, filed on March 30, 2022.

(e)(2)	Spirit Airlines, Inc. 2015 Incentive Award Plan, filed as Exhibit 10.1 to Spirit’s Form S-8 dated August 13, 2015, is hereby incorporated by reference.

(e)(3)	Spirit Airlines, Inc. 2017 Executive Severance Plan, filed as Exhibit 10.1 to Spirit’s Form 8-K dated August 22, 2017, is hereby incorporated by reference.

(e)(4)	Offer Letter, dated September 10, 2007, between Spirit Airlines, Inc. and Thomas Canfield, filed as Exhibit 10.22 to Spirit’s Amendment No. 3 to Form S-1 Registration Statement (No. 333-169474), is hereby incorporated by reference.

(e)(5)	Letter Agreement, effective January 1, 2018, by and between Spirit Airlines, Inc. and Edward M. Christie III, filed as Exhibit 10.2 to Spirit’s Form 10-Q dated April 26, 2018, is hereby incorporated by reference.

(e)(6)	Rocky B. Wiggins Offer Letter, filed as Exhibit 10.1 to Spirit’s Form 10-Q dated October 24, 2018, is hereby incorporated by reference.

(e)(7)	Scott M. Haralson Offer Letter, filed as Exhibit 10.2 to Spirit’s Form 10-Q dated October 24, 2018, is hereby incorporated by reference.

(e)(8)	Edward M. Christie Employment Agreement Amendment, filed as Exhibit 10.1 to Spirit’s Form 10-K dated February 13, 2019, is hereby incorporated by reference.

(e)(9)	Matt Klein Offer Letter, filed as Exhibit 10.4 to Spirit’s Form 10-Q dated May 6, 2020, is hereby incorporated by reference.

(e)(10)	Offer Letter, dated September 7, 2013, between Spirit Airlines, Inc. and John Bendoraitis, filed as Exhibit 10.3 to Spirit’s Form 10-K dated February 20, 2014, is hereby incorporated by reference.

(e)(11)	Melinda Grindle Offer Letter, filed as Exhibit 10.58 to Spirit’s Form 10-K dated February 8, 2022, is hereby incorporated by reference.

(e)(12)	Form of Time-Based Cash Award Agreement for awards under the Spirit Airlines, Inc. 2015 Incentive Award Plan.

(e)(13)	Form of Performance Cash Award Grant Notice and Performance Cash Award Agreement for awards under the Spirit Airlines, Inc. 2015 Incentive Award Plan.

(e)(14)	Form of Performance Share Award Grant Notice and Performance Share Award Agreement for awards under the Spirit Airlines, Inc. 2015 Incentive Award Plan.

(e)(15)	Form of Performance Share Award Grant Notice and Performance Share Award Agreement for awards under the Spirit Airlines, Inc. 2015 Incentive Award Plan.

(e)(16)	Form of Retention Bonus Award Agreement.

(e)(17)	Form of Performance Cash Award Grant Notice and Performance Cash Award Agreement for awards under the Spirit Airlines, Inc. 2015 Incentive Award Plan, filed as Exhibit 10.5 to Spirit’s Form 10-Q dated April 21, 2021, is hereby incorporated by reference.

(e)(18)	Form of Time-Based Cash Award Agreement for awards under the Spirit Airlines, Inc. 2015 Incentive Award Plan, filed as Exhibit 10.6 to Spirit’s Form 10-Q dated April 21, 2021, is hereby incorporated by reference.

(e)(19)	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement for awards under the Spirit Airlines, Inc. 2015 Incentive Award Plan, filed as Exhibit 10.3 to Spirit’s Form 10-Q dated July 24, 2015, is hereby incorporated by reference.

(e)(20)	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement for awards under the Spirit Airlines, Inc. 2015 Incentive Award Plan, filed as Exhibit 10.2 to Spirit’s Form 10-Q dated April 21, 2021, is hereby incorporated by reference.

(e)(21)	Non-Employee Director Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement for awards under the Spirit Airlines, Inc. 2015 Incentive Award Plan, filed as Exhibit 10.5 to Spirit’s Form 10-Q dated July 24, 2015, is hereby incorporated by reference.

(e)(22)	Form of Performance Share Award Grant Notice and Performance Share Award Agreement for awards under the Spirit Airlines, Inc. 2015 Incentive Award Plan, filed as Exhibit 10.2 to Spirit’s Form 10-Q dated July 24, 2015, is hereby incorporated by reference.

(e)(23)	Form of Performance Award Grant Notice and Performance Award Agreement for awards under the Spirit Airlines, Inc. 2015 Incentive Award Plan, filed as Exhibit 10.41 to Spirit’s Form 10-K dated February 13, 2018, is hereby incorporated by reference.

(e)(24)	Form of Performance Share Award Grant Notice and Performance Share Award Agreement for awards under the Spirit Airlines, Inc. 2015 Incentive Award Plan, filed as Exhibit 10.3 to Spirit’s Form 10-Q dated April 21, 2021, is hereby incorporated by reference.

(e)(25)	Form of Performance Market Stock Unit Grant Notice and Market Stock Unit Agreement for awards under the Spirit Airlines, Inc. 2015 Incentive Award Plan, filed as Exhibit 10.4 to Spirit’s Form 10-Q dated April 21, 2021, is hereby incorporated by reference.

(e)(26)	Agreement and Plan of Merger, dated February 5, 2022, by and among Spirit Airlines, Inc., Frontier Group Holdings, Inc. and Top Gun Acquisition Corp., filed as Exhibit 2.1 to Spirit’s Form 8-K dated February 7, 2022, is hereby incorporated by reference.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2022

Spirit Airlines, Inc.

By:	/s/ Thomas C. Canfield
Name: Thomas C. Canfield
Title: Senior Vice President, General Counsel and Secretary

ANNEX A

Conditions to the Offer

Capitalized terms used but not defined herein have the meanings ascribed to them in Solicitation/Recommendation Statement on Schedule 14D-9. The Offer to Purchase provides that the Purchaser is not required to accept for payment, or subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (relating to the Purchaser’s obligation to pay for or return tendered shares of Spirit Common Stock promptly after termination or expiration of the Offer), pay for any shares of Spirit Common Stock, and may terminate, extend or amend the Offer, if any of the following conditions have not been satisfied prior to the Expiration Date:

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The “Minimum Tender Condition” – there being validly tendered and not withdrawn on or prior to the Expiration Date a number of shares of Spirit Common Stock which, together with any shares of Spirit Common Stock then owned by JetBlue and its subsidiaries (including the Purchaser), represents at least a majority of the total number of shares of Spirit Common Stock outstanding on a fully diluted basis;

•	The “Termination Condition” – the Frontier Merger Agreement (as defined below) having been validly terminated in accordance with its terms;

•	The “Vote Condition” – the Spirit stockholders having not adopted the Frontier Merger Agreement and not approved the transactions contemplated thereby;

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The “Merger Agreement Condition” – JetBlue, the Purchaser and Spirit having entered into a definitive merger agreement (in form and substance satisfactory to JetBlue in its reasonable discretion) with respect to the acquisition of Spirit by JetBlue providing for the Second-Step Merger, with Spirit surviving as a wholly owned subsidiary of JetBlue, without the requirement for approval of any stockholder of Spirit, to be effected promptly following the consummation of the Offer, and such merger agreement having not been terminated and the conditions to effecting the Second-Step Merger pursuant to Section 251(h) of the DGCL being satisfied upon the acceptance for payment of Spirit Common Stock tendered pursuant to the Offer;

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The “HSR Condition” – the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any customary timing agreement with any governmental entity to toll, stay or extend any such waiting period, or to delay or not to consummate the Offer, having expired or been earlier terminated;

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The “FAA/DOT/FCC Condition” – all consents, registrations, notices, waivers, exemptions, approvals, confirmations, clearances, permits, certificates, orders and authorizations required to be obtained from or delivered to, as applicable, the U.S. Federal Aviation Administration, the U.S. Department of Transportation, and the U.S. Federal Communications Commission in connection with the consummation of the Offer having been obtained or delivered, as applicable;

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all other authorizations, consents, orders, approvals, filings, declarations and expirations of waiting periods required under the antitrust or competition laws of any foreign jurisdictions applicable to the transactions contemplated by the Offer to Purchase having been obtained;

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there not having occurred any change, event, circumstance, development, condition occurrence or effect that, in the reasonable judgment of JetBlue, has had, or would reasonably be expected to have, individually or in the aggregate, a Spirit Material Adverse Effect (as defined below);

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The “No Impairment Condition” – Spirit or any of its subsidiaries or affiliates not being a party to any agreement or transaction having the effect of impairing, in the reasonable judgment of JetBlue, the Purchaser’s or JetBlue’s ability to acquire shares of Spirit Common Stock or otherwise diminishing the expected value to JetBlue or its subsidiaries of the acquisition of Spirit; or

•	The “Section 203 Condition” – the Purchaser being satisfied, in its reasonable judgment, that it will not be subject to the restrictions of Section 203 of the DGCL.

In addition to the foregoing conditions, the Offer is subject to the condition that at any time prior to the expiration of the Offer, none of the following conditions has occurred or exist:

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The “No Antitrust Challenge Condition” – there is threatened, instituted or pending any claim, action or proceeding by any government, governmental authority or agency or any other person, whether domestic, state, federal, foreign or supranational, before any court or governmental authority or agency, whether domestic, state, federal, foreign or supranational: (a) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the shares of Spirit Common Stock by JetBlue or any of its affiliates or the completion by JetBlue or any of its affiliates of the Second-Step Merger or any other business combination involving Spirit; (b) seeking to obtain material damages in connection with, or otherwise directly or indirectly relating to, the transactions contemplated by the Offer, the Second-Step Merger or any other business combination involving Spirit; (c) seeking to restrain or prohibit the exercise of the full rights of ownership or operation by JetBlue or any of its affiliates of all or any portion of its business or assets or those of Spirit or any of its subsidiaries or affiliates or to compel JetBlue or any of its affiliates to dispose of or hold separate all or any portion of its business or assets or those of Spirit or any of its subsidiaries or affiliates or seeking to impose any limitation on its or any of its affiliates’ ability to conduct such businesses or own such assets; (d) seeking to impose or confirm limitations on JetBlue’s ability or that of any of its affiliates effectively to acquire, retain and exercise full rights of ownership of Spirit Common Stock, including, without limitation, the right to vote any Spirit Common Stock acquired or owned by JetBlue or any of JetBlue’s affiliates on all matters properly presented to Spirit’s stockholders; (e) seeking to require divestiture or sale by JetBlue or any of its affiliates of any Spirit Common Stock; (f) seeking relief that if granted will result in a material diminution in the benefits expected, in JetBlue’s reasonable judgment, to be derived by JetBlue or any of its affiliates as a result of the transactions contemplated by the Offer, the Second-Step Merger or any other business combination involving Spirit; or (g) that otherwise, in JetBlue’s reasonable judgment, has or may have material adverse significance with respect to either the value of Spirit or any of its subsidiaries or affiliates or the value of the Spirit Common Stock to JetBlue or any of its affiliates;

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any action is taken, or any statute, rule, regulation, interpretation, judgment, injunction, order or decree is proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to JetBlue or any of its affiliates, the Offer, the acceptance for payment of or payment for shares of Spirit Common Stock, or the Second-Step Merger or any other business combination involving Spirit, by any court, government or governmental authority or agency, whether domestic, state, federal, foreign or supranational (other than the application of mandatory waiting period provisions under the HSR Act or any applicable foreign antitrust, competition or merger control law to the Offer, the Second-Step Merger or any other business combination involving Spirit) that, in JetBlue’s reasonable judgment, does or might, directly or indirectly, result in any of the outcomes or consequences referred to in clauses (a) through (g) of the above condition;

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since January 1, 2021, there has occurred, is occurring or is threatened to occur any change, event, circumstance, development, condition, occurrence or effect that, in JetBlue’s reasonable judgment, has had, or would reasonably be expected to have, individually or in the aggregate, a Spirit Material Adverse Effect (as defined below);

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there occurs: (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 10%, measured from the close of business on May 13, 2022; (c) any change in the general, political, market, economic or financial conditions in the United States, Europe or elsewhere that, in JetBlue’s reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of Spirit and its subsidiaries, taken as a whole, or JetBlue and its subsidiaries, taken as a whole; (d) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, Europe, Germany or other jurisdictions in which JetBlue or Spirit have substantial businesses; (e) any material adverse change (or development or threatened development involving a prospective material adverse change) in U.S. dollar or Euro currency exchange rates or the markets therefor (including any suspension of, or limitation on, such markets); (f) the commencement (or material worsening after the date of the Offer) of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or Europe or any attack on or outbreak or act of terrorism involving the United States or Europe; (g) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event or change that, in JetBlue’s reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or the availability of financing; or (h) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

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(a) a tender or exchange offer for some or all of the shares of Spirit Common Stock has been publicly proposed to be made or has been made by another person (including Spirit or any of its subsidiaries or affiliates), or has been publicly disclosed, or JetBlue otherwise learn that any other person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of Spirit (including the shares of Spirit Common Stock), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of Spirit (including the shares of Spirit Common Stock) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on the date of the Offer to Purchase; (b) any such person or group which, prior to the date of the Offer to Purchase, had filed such a schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of Spirit (including the shares of Spirit Common Stock), through the acquisition of stock, the formation of a group or otherwise, constituting one percent or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of Spirit (including the shares of Spirit Common Stock) constituting one percent or more of any such class or series; (c) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving Spirit, other than by Frontier pursuant to the Frontier Merger Agreement; or (d) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire Spirit or any assets or securities of Spirit, other than by Frontier pursuant to the Frontier Merger Agreement;

•

Spirit or any of its subsidiaries has: (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the shares of Spirit Common Stock or its capitalization; (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, shares of Spirit Common Stock or other securities; (c) issued or sold, or authorized or proposed the issuance or sale of, any additional shares of Spirit Common Stock, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of shares of Spirit Common Stock pursuant to and in accordance with the publicly disclosed terms in effect on the date of commencement of the Offer of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock; (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of Spirit; (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of Spirit, including without limitation any distribution of shares of any class or any other securities or warrants or rights; (f) altered or proposed to alter any material term of any outstanding security or issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business; (g) authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of Spirit or any of its subsidiaries or any comparable event not in the ordinary course of business (other than the Frontier Merger Agreement); (h) authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in JetBlue’s reasonable judgment, has or may have material adverse significance with respect to either the value of Spirit or any of its subsidiaries or affiliates or the value of the shares of Spirit Common Stock to JetBlue or any of its affiliates (other than the Frontier Merger Agreement); (i) adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than as publicly disclosed prior to the date of this Offer to Purchase, or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the shares of Spirit Common Stock by JetBlue or its completion of the Second-Step Merger or any other business combination involving Spirit (including, in each case, in combination with any other event such as termination of employment or service); (j) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of Spirit or any of its subsidiaries, or JetBlue shall have become aware of any such action which was not previously announced; (k) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business; or (1) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or JetBlue becomes aware that Spirit or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed;

•

(a) any material contractual right of Spirit or any of its subsidiaries has been or will be impaired or otherwise adversely affected or that any material amount of indebtedness of Spirit or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case, with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the completion by JetBlue or any of its affiliates of the Second-Step Merger or any other business combination involving Spirit; or (b) any covenant, term or condition in any instrument or agreement of Spirit or any of its subsidiaries that, in JetBlue’s reasonable judgment, has or may have material adverse significance with respect to either the value of Spirit or any of its subsidiaries or affiliates or the value to JetBlue of the shares of Spirit Common Stock or any of its affiliates (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the shares of Spirit Common Stock by JetBlue or its completion of the Second-Step Merger or any other similar business combination involving Spirit);

•	JetBlue or any of its affiliates and Spirit reach any agreement or understanding pursuant to which it is agreed that the Offer will be terminated;

•

Spirit or any of its subsidiaries shall have: (a) granted to any person proposing a merger or other business combination with or involving Spirit or any of its subsidiaries or the purchase of securities or assets of Spirit or any of its subsidiaries any type of option, warrant or right which, in JetBlue’s reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any shares of Spirit Common Stock or other securities, assets or business of Spirit or any of its subsidiaries); or (b) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase, in each case other than pursuant to the Frontier Merger; or

•

any required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency (including the other matters described or referred to in Section 15 of the Offer to Purchase) shall not have been obtained on terms reasonably satisfactory to JetBlue and the Purchaser or any waiting period or extension thereof imposed by any government or governmental authority or agency with respect to the Offer shall not have expired.

“Spirit Material Adverse Effect” means any change, event, circumstance, development, condition, occurrence or effect that: (a) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Spirit and its subsidiaries, taken as a whole; or (b) prevents, or materially delays, the ability of Spirit to consummate the Offer; provided, however, that none of the following will be deemed in themselves, either alone or in combination, to constitute, and that none of the following will be taken into account in determining whether there has been or will be, a Spirit Material Adverse Effect: (i) any development in general economic conditions, or in securities, credit or financial markets, including changes in interest rates and changes in exchange rates, in the United States or any other country or region in the world in which Spirit conducts business or any industry-wide development generally affecting airline companies; (ii) any change in generally accepted accounting principles as applied in the United States, or any change in applicable laws applicable to the operation of the business of Spirit; (iii) any change resulting from the announcement or pendency of the Offer; (iv) acts of war, outbreak or escalation after the date of the Offer to Purchase of hostilities, terrorism or sabotage, or other changes in geopolitical conditions, earthquakes, hurricanes, tsunamis, tornados, floods, mudslides, wild fires or other natural disasters, any epidemic, pandemic, outbreak of illness or other public health event (including, for the avoidance of doubt, COVID-19 and impact of COVID-19 on Spirit) and other similar events in the United States or any other country or region in the world in which Spirit conducts business; (v) any failure by Spirit to meet any internal or published (including analyst) projections, expectations, forecasts or predictions in respect of Spirit’s revenue, earnings or other financial performance or results of operations (it being understood that the underlying facts and circumstances giving rise to such event may be deemed to constitute, and may be taken into consideration in determining whether there has been, a Spirit Material Adverse Effect); (vi) the taking of any action expressly contemplated by the Offer or at JetBlue’s request; or (vii) any change in the market price or trading volume, or the downgrade in rating, of Spirit’s securities (it being understood that the underlying facts and circumstances giving rise to such event may be deemed to constitute, and may be taken into consideration into determining whether there has been, a Spirit Material Adverse Effect); provided further that the effects or changes set forth in the foregoing clauses (i), (ii) and (iv) shall be taken into account in determining whether there has occurred a Spirit Material Adverse Effect only to the extent such developments have, individually or in the aggregate, a disproportionate impact on Spirit relative to other companies in the airline industry, in which case only the incremental disproportionate impact may be taken into account.

According to the Schedule TO, each of the foregoing conditions is for the sole benefit of JetBlue, the Purchaser and their affiliates and may be asserted by JetBlue regardless of the circumstances giving rise to any such conditions or, to the extent permitted by applicable law, may be waived by JetBlue in its sole discretion in whole or in part at any time or from time to time before the Expiration Date. The Schedule TO further provides that JetBlue expressly reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, and that the failure of JetBlue at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right. According to the Schedule TO, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. According to the Schedule TO, consummation of the Offer is not subject to any financing conditions.

Annex B

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including certain material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is incorporated by reference into this Statement. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

The following describes certain aspects of the merger, including certain material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is incorporated by reference into this Statement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Frontier or Spirit contained in the information statement and proxy statement/prospectus or in Frontier or Spirit’s public reports filed with the SEC may supplement, update or modify the factual disclosures about Frontier and Spirit contained in the merger agreement and described in this summary. The representations, warranties and covenants made in the merger agreement by Spirit, Frontier and Merger Sub were qualified and subject to important limitations agreed to by Spirit, Frontier and Merger Sub in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to close the merger if the representations and warranties of the other party prove to be untrue, due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures that were made by each party to the other, which disclosures are not reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of the information statement and proxy statement/prospectus, may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included in the information statement and proxy statement/prospectus. In addition, you should not rely on the covenants in the merger agreement as actual limitations on the respective businesses of Spirit, Frontier or Merger Sub, because the parties may take certain actions that are consented to by the appropriate party, which consent may be given without prior notice to the public.

Structure and Effective Time

The merger agreement provides that, subject to the terms and conditions of the merger agreement, Merger Sub, a Delaware corporation and a wholly-owned subsidiary of Frontier, will merge with and into Spirit. As a result, the separate corporate existence of Merger Sub will cease and Spirit will survive the merger and continue to exist after the merger as a wholly-owned subsidiary of Frontier.

The merger will take place no later than the third business day after satisfaction or waiver of all conditions described under “Conditions to Completion of the Merger” beginning on page B-26.

The merger will become effective at the time when Spirit, Frontier and Merger Sub cause to be executed and filed a certificate of merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL, or such later date and time as is agreed upon by the parties and specified in the certificate of merger.

Merger Consideration

The merger agreement provides that each share of Spirit common stock outstanding immediately prior to the effective time of the merger (other than shares held by a holder who is entitled to demand and has properly demanded appraisal for such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL, treasury shares and shares held by Frontier, Merger Sub or any of their respective wholly-owned subsidiaries) will be converted into the right to receive the merger consideration.

Shares of Spirit common stock owned by holders entitled to demand and that have properly demanded appraisal for such shares in accordance with, and who have complied in all respects with, Section 262 of the DGCL will be treated as described under “Item 8. Additional Information—Appraisal Rights” of this Statement. All shares of Spirit common stock that are held in the treasury of Spirit, or owned of record by Frontier, Merger Sub or any of their respective wholly-owned subsidiaries, will be cancelled and will cease to exist, with no payment being made with respect thereto.

Treatment of Spirit Equity-Based Awards and Warrants

Spirit RSU Awards. The merger agreement provides that, effective as of immediately prior to the effective time of the merger, each Spirit RSU Award that is outstanding as of immediately prior to the effective time of the merger (including Spirit MSU Awards), shall be assumed by Frontier and converted into:

•

for each share of Spirit common stock underlying the related Spirit RSU Award as of immediately prior to the effective time of the merger (treating any performance-based vesting condition to which a Spirit MSU Award is subject as having been achieved based on target performance as of immediately prior to the effective time), the right to receive $2.13 per such share in cash, with such cash payment subject to the same vesting schedule applicable to the related Spirit RSU Award; and

•	a Frontier RSU Award.

Each Frontier RSU Award will be subject to the same terms and conditions (including “double trigger” vesting) as applied to the related Spirit RSU Award immediately prior to the effective time, and will represent the right to receive upon vesting that number of shares of Frontier common stock equal to the product of (i) the number of shares of Spirit common stock underlying the related Spirit RSU Award as of immediately prior to the effective time (and after treating any performance-based vesting condition to which a Spirit MSU Award is subject as having been achieved based on target performance), multiplied by (ii) 1.9126.

Spirit Pre-2022 PSU Awards. The merger agreement provides that, effective as of immediately prior to the effective time of the merger, each Spirit Pre-2022 PSU Award that is outstanding immediately prior to the effective time will entitle each holder to receive the number of shares of Spirit common stock earned thereunder based on target performance as of immediately prior to the effective time, multiplied by a fraction, the numerator of which is equal to the number of months elapsed from the first day of the applicable performance period until the closing date, and the denominator of which is equal to the number of months under the applicable performance period.

Any shares of Spirit common stock delivered in respect of a Spirit Pre-2022 PSU Award shall be deemed to be issued and outstanding as of immediately prior to the effective time, and will be canceled and converted into the right to receive the merger consideration.

Spirit 2022 PSU Awards. The merger agreement provides, effective as of immediately prior to the effective time of the merger, each Spirit 2022 PSU Award that is outstanding as of immediately prior to the effective time of the merger shall be assumed by Frontier and converted into:

•

for each share of Spirit common stock underlying the related Spirit 2022 PSU Award as of immediately prior to the effective time of the merger (treating any performance-based vesting conditions as having been achieved based on target performance as of immediately prior to the effective time), the right to receive $2.13 per such share in cash consideration, with such cash payment subject to the same vesting schedule applicable to the related Spirit 2022 PSU Award; and

•	a Frontier RSU Award.

Each Frontier RSU Award will be a service-vesting award that will be subject to the same terms and conditions (including “double trigger” vesting) as applied to the related Spirit 2022 PSU Award immediately prior to the effective time, and will represent the right to receive upon vesting that number of shares of Frontier common stock equal to the product of (i) the number of shares of Spirit common stock underlying the related Spirit 2022 PSU Award as of immediately prior to the effective time (and after treating any performance-based vesting condition as having been achieved based on target performance), multiplied by (ii) 1.9126.

Warrants. Immediately prior to the effective time, each outstanding warrant to purchase shares of Spirit common stock will be assumed by Frontier and converted into a warrant exercisable for the merger consideration, and each such warrant will continue to have, and be subject to, the same terms and conditions as applied to the warrants prior to the effective time.

Payment and Issuance of Merger Consideration; Surrender of Company Certificates

At or immediately after the effective time of the merger, Frontier or Merger Sub will deposit with an exchange agent selected by Frontier reasonably acceptable to Spirit the amounts equal to the aggregate merger consideration to which holders of Spirit common stock will be entitled at the effective time of the merger.

As promptly as practicable after the effective time of the merger (and in any event, within three business days after the effective time of the merger), the exchange agent will mail to each holder of record of a certificate or certificates representing Spirit common stock, which Spirit common stock were converted into the right to receive the merger consideration at the effective time, a letter of transmittal and instructions for surrendering such certificates in exchange for payment of the merger consideration. Each holder of a certificate or certificates representing Spirit common stock immediately prior to the effective time of the merger (other than shares held by a holder who is entitled to demand and has properly demanded appraisal for such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL, treasury shares and shares held by Frontier, Merger Sub or any of their respective wholly-owned subsidiaries) will, upon surrender thereof to the exchange agent, together with a properly completed letter of transmittal, be entitled to receive the merger consideration for each share of Spirit common stock represented by such certificate, payable net to the holder in cash, without interest. The certificates so surrendered will be cancelled. Any holder of non-certificated shares of Spirit common stock represented by book-entry will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent to receive the merger consideration. In lieu thereof, each registered holder of one or more book-entry shares of Spirit common stock will automatically upon the effective time be entitled to receive the merger consideration payable for each such book-entry book share.

No interest will be paid or accrue on the cash payable for the benefit of the holders of certificated or book-entry shares. The merger consideration will be subject to deduction for any required withholding taxes.

If any certificate representing Spirit common stock has been lost, stolen or destroyed, the exchange agent will issue the merger consideration with respect to each share of Spirit common stock formerly represented by such certificate upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by Frontier, a customary indemnity against any claim that may be made against Frontier, Merger Sub, the surviving corporation or the exchange agent with respect to such certificate and, if required by Frontier or the exchange agent, the posting by such person of a bond as indemnity against any claim that may be made against Frontier, Merger Sub, the surviving corporation or the exchange agent with respect to such certificate.

Directors and Officers

The merger agreement provides that, unless otherwise determined by Frontier prior to the effective time, the directors and officers of Merger Sub at the effective time of the merger will be the directors and officers of the surviving corporation until successors are duly elected, designated or qualified or until their earlier death, resignation or removal in accordance with the surviving corporation’s governing documents.

Representations and Warranties

The merger agreement contains representations and warranties that Spirit, on the one hand, and Frontier and Merger Sub, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the merger agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in a confidential disclosure letter provided by Spirit to Frontier and Merger Sub in connection with the signing of the merger agreement and a confidential disclosure letter provided by Frontier and Merger Sub to Spirit in connection with the signing of the merger agreement. While Spirit, Frontier and Merger Sub do not believe that the disclosure letters contain information required to be publicly disclosed under the applicable securities laws other than information that has already been so disclosed, the disclosure letters do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Spirit, Frontier or Merger Sub since they were made as of specific dates, may be intended merely as a risk allocation mechanism between us, Frontier and Merger Sub and are modified in important ways by the confidential disclosure letters.

Spirit has made a number of representations and warranties to Frontier and Merger Sub in the merger agreement regarding aspects of Spirit’s business and other matters pertinent to the merger. The topics covered by these representations and warranties include the following:

•	Spirit’s organization, valid existence, good standing, qualification to do business and similar corporate matters;

•

Spirit’s capital structure, the reservation of certain shares for issuance for the exercise of Spirit restricted stock units, Spirit performance share awards and Spirit warrants, and the absence of encumbrances on Spirit’s equity interests;

•

Spirit’s corporate power and authority to enter into and perform its obligations under the merger agreement and complete the merger, the enforceability of the merger agreement against Spirit, and the due execution and delivery of the merger agreement;

•

the approval of the merger agreement, the merger and the transactions contemplated thereby by the Spirit board of directors and the recommendation by the Spirit board of directors that the Spirit stockholders adopt the merger agreement;

•

the absence of violations and breaches of, or conflicts with, Spirit’s governing documents, certain material contracts, or any order or law resulting from Spirit’s entry into the merger agreement or the completion of the merger;

•

the absence of defaults or accelerations of any obligations under certain material contracts or creation of any liens on Spirit’s properties or other assets resulting from Spirit’s entry into the merger agreement or the completion of the merger;

•

the absence of consents, approvals, authorizations, permits and filings required from governmental entities or pursuant to certain material contracts resulting from Spirit’s entry into the merger agreement or the completion of the merger;

•	Spirit’s possession of required authorizations and permits necessary to conduct Spirit’s current business;

•

the absence of conflict with, default under or violation of any law, operating certificates, certificates of public convenience, and necessity, air carrier obligations, airworthiness directives, Federal Aviation Regulations, and any other rules, regulations, directives, orders and policies of the FAA, the DOT, the DHS, the FCC, the TSA and any other governmental entity applicable to Spirit or by which any property or asset of Spirit is or was bound and since January 1, 2020, the absence of any violation by Spirit or its directors, officers or employees of any provision under the U.S. Foreign Corrupt Practices Act of 1977, as amended, and/or any other anticorruption or anti bribery law applicable to Spirit;

•	Spirit’s filings with the FAA, the DOT, the FCC, the DHS and the TSA since January 1, 2020;

•	Spirit’s filings with the SEC and compliance with federal securities laws, rules and regulations since January 1, 2020;

•	Spirit’s financial reports and the preparation of Spirit’s financial reports in compliance with GAAP and the applicable requirements of the SEC;

•

the absence of any material changes in the accounting practices or policies applied by Spirit in the preparation of Spirit’s financial reports, other than as required by GAAP, SEC rules or applicable law;

•	the absence of the resignation or dismissal of Spirit’s independent public accountant due to any disagreement with Spirit on matters of accounting principles or practices;

•	the inapplicability of state anti-takeover laws to the merger agreement and the consummation of the proposed transactions;

•	Spirit’s lack of a stockholder rights plan, “poison pill” or similar anti-takeover plan;

•	the absence of certain undisclosed liabilities;

•	the ordinary course operation of Spirit’s business in all material respects since January 1, 2021;

•	the absence of any events that would have a material adverse effect on Spirit since January 1, 2021;

•	Spirit’s material benefit plans and their compliance with applicable laws;

•

Spirit’s compliance in all material respects with all applicable laws respecting labor, employment, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, compensation and benefits, and wages and hours;

•	the validity of, and Spirit’s compliance with, Spirit’s material contracts;

•

the absence of any suits, claims, actions, hearings, arbitrations, investigations or other proceedings pending or, to Spirit’s knowledge, threatened against Spirit or any of Spirit’s officers, directors or employees, (i) involving an amount in controversy in excess of $3,000,000 or (ii) seeking material non-monetary or injunctive relief;

•	the absence of certain material orders against Spirit by any governmental entity;

•	Spirit’s compliance with applicable environmental laws;

•	Spirit’s ownership and maintenance of its intellectual property;

•	Spirit’s compliance with applicable data privacy and security laws and policies;

•	Spirit’s material compliance with applicable tax laws;

•	Spirit’s maintenance of, and compliance with, material insurance policies;

•	Spirit’s ownership of, and the condition of, Spirit’s personal property;

•	Spirit’s real estate;

•	the absence of certain transactions between Spirit and its related parties;

•

Spirit’s owned, leased and/or operated aircraft, including the registration of such aircraft with the applicable governmental entities, the maintenance of such aircraft in compliance with applicable law, contracts related to the purchase or lease of the aircraft, engines or simulators and contracts pursuant to which Spirit has financing commitments with respect to the aircraft;

•

Spirit’s take-off and landing slots, operating authorizations from applicable governmental entities and other similar designated take-off and landing rights used or held by Spirit at any U.S. or international airport, and Spirit’s compliance in all material respects with all regulations and laws applicable to Spirit with respect to the foregoing;

•

the absence of any action or, to Spirit’s knowledge, threatened action by any airport or airport authority that would reasonably be expected to materially interfere with Spirit’s ability to conduct its operations at any airport in substantially the manner currently conducted;

•	Spirit’s status as a “citizen of the United States” within the meaning of the Federal Aviation Act and as an authorized and qualified “air carrier” within the meaning of such act;

•	Spirit’s receipt of an opinion from each of Barclays and Morgan Stanley regarding the fairness, from a financial point of view, of the consideration to be received by Spirit stockholders;

•	the Spirit stockholder vote required in order to adopt the merger agreement;

•	the absence of undisclosed brokers’ fees or finders’ fees relating to the transaction;

•	the accuracy of the information supplied by Spirit in connection with the information statement and proxy statement/prospectus;

•	the absence of Spirit’s ownership of any of Frontier’s shares or other equity interests in Frontier;

•	Spirit’s compliance in all material respects with the restrictions and limitations Spirit is subject to as a result of Spirit’s participation in the Payroll Support Program under the CARES Act; and

•	the outstanding principal amounts and conversion rates of Spirit’s convertible notes.

Some of Spirit’s representations and warranties are qualified by a material adverse effect standard. Subject to certain exclusions, a “material adverse effect” with respect to Spirit means any change, event, circumstance, development, condition, occurrence, or effect that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Spirit or (ii) prevents, or materially delays, the ability of Spirit to consummate the transactions contemplated by the merger agreement, except that, none of the following will be deemed in themselves, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there has been or will be a material adverse effect:

•

any development in general economic conditions, or in securities, credit or financial markets, including changes in interest rates and changes in exchange rates, in the United States or any other country or region in the world in which Spirit conducts business or any industry-wide development generally affecting airline companies;

•	any change in GAAP or any change in applicable laws applicable to the operation of the business of Spirit;

•	any change resulting from the announcement or pendency of the transactions contemplated by the merger agreement, including the merger;

•

acts of war, outbreak or escalation of hostilities, terrorism or sabotage, or other changes in geopolitical conditions, earthquakes, hurricanes, tsunamis, tornados, floods, mudslides, wild fires or other natural disasters, any epidemic, pandemic, outbreak of illness or other public health event (including, for the avoidance of doubt, COVID-19 and impact of COVID-19 on Spirit) and other similar events in the United States or any other country or region in the world in which Spirit conducts business;

•

any failure by Spirit to meet any internal or published (including analyst) projections, expectations, forecasts or predictions in respect of Spirit’s revenue, earnings or other financial performance or results of operations;

•	the taking of any action expressly contemplated by the merger agreement or at Frontier’s or Merger Sub’s request; or

•	any change in the market price or trading volume, or the downgrade in rating, of Spirit’s securities.

Frontier and Merger Sub have made a number of representations and warranties to Spirit in the merger agreement regarding aspects of Frontier’s business and other matters pertinent to the merger. The topics covered by these representations and warranties include the following:

•	Frontier’s organization, valid existence, good standing, qualification to do business and similar corporate matters;

•

Frontier’s capital structure, the reservation of certain shares for issuance for the exercise of Frontier restricted stock units, Frontier performance share awards and Frontier warrants, and the absence of encumbrances on Frontier’s equity interests;

•

Frontier’s corporate power and authority to enter into and perform its obligations under the merger agreement and complete the merger, the enforceability of the merger agreement against Frontier and Merger Sub, and the due execution and delivery of the merger agreement;

•

the approval of the merger agreement, the merger and the transactions contemplated thereby by the Frontier board of directors and the recommendation by the Frontier board of directors that the Frontier stockholders approve the issuance of the shares of Frontier common stock as part of the merger consideration;

•

the absence of violations and breaches of, or conflicts with, Frontier’s governing documents, certain material contracts, or any order or law resulting from Frontier’s entry into the merger agreement or the completion of the merger;

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the absence of defaults or accelerations of any obligations under certain material contracts or creation of any liens on Frontier’s properties or other assets resulting from Frontier’s entry into the merger agreement or the completion of the merger;

•

the absence of consents, approvals, authorizations, permits and filings required from governmental entities or pursuant to certain material contracts resulting from Frontier’s entry into the merger agreement or completion of the merger;

•	Frontier’s possession of required authorizations and permits necessary to conduct Frontier’s current business;

•

the absence of conflict with, default under or violation of any law, operating certificates, certificates of public convenience, and necessity, air carrier obligations, airworthiness directives, Federal Aviation Regulations, and any other rules, regulations, directives, orders and policies of the FAA, the DOT, the DHS, the FCC, the TSA and any other governmental entity applicable to Frontier or by which any property or asset of Frontier is or was bound and since January 1, 2020, the absence of any violation by Frontier or its directors, officers or employees of any provision under the U.S. Foreign Corrupt Practices Act of 1977, as amended, and/or any other anticorruption or anti bribery law applicable to Frontier;

•	Frontier’s filings with the FAA, the DOT, the FCC, the DHS and the TSA since January 1, 2020;

•	Frontier’s filings with the SEC and compliance with federal securities laws, rules and regulations since March 31, 2021;

•	Frontier’s financial reports and the preparation of Frontier’s financial reports in compliance with GAAP, and the applicable requirements of the SEC;

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the absence of any material changes in the accounting practices or policies applied by Frontier in the preparation of Frontier’s financial reports, other than as required by GAAP, SEC rules or applicable law;

•	the absence of the resignation or dismissal of Frontier’s independent public accountant due to any disagreement with Frontier on matters of accounting principles or practices;

•	the inapplicability of state anti-takeover laws to the merger agreement and the consummation of the proposed transactions;

•	Frontier’s lack of a stockholder rights plan, “poison pill” or similar anti-takeover plan;

•	the absence of certain undisclosed liabilities;

•	the ordinary course operation of Frontier’s business in all material respects since January 1, 2021;

•	the absence of any events that have had or would reasonably be expected to have a material adverse effect on Frontier since January 1, 2021;

•	Frontier’s material benefit plans and their compliance with applicable laws;

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Frontier’s compliance in all material respects with all applicable laws respecting labor, employment, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, compensation and benefits, and wages and hours;

•	the validity of, Frontier’s compliance with, Frontier’s material contracts;

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the absence of any suits, claims, actions, hearings, arbitrations, investigations or other proceedings pending or, to Frontier’s knowledge, threatened against Frontier or any of Frontier’s officers, directors or employees, (i) involving an amount in controversy in excess of $3,000,000 or (ii) seeking material non-monetary injunctive relief;

•	the absence of certain material orders against Frontier by any governmental entity;

•	Frontier’s compliance with applicable environmental laws;

•	Frontier’s ownership and maintenance of its intellectual property;

•	Frontier’s compliance with applicable data privacy and security laws and policies;

•	Frontier’s material compliance with applicable tax laws;

•	Frontier’s maintenance of, and compliance with, material insurance policies;

•	Frontier’s ownership of, and the condition of, Frontier’s personal property;

•	Frontier’s owned and leased real estate;

•	the absence of certain transactions between Frontier and its related parties;

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Frontier’s owned, leased and/or operated aircraft, including the registration of such aircraft with the applicable governmental entities, the maintenance of such aircraft in compliance with applicable law, contracts related to the purchase or lease of the aircraft, engines or simulators and contracts pursuant to which Frontier has financing commitments with respect to the aircraft;

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Frontier’s take-off and landing slots, operating authorizations from applicable governmental entities and other similar designated take-off and landing rights used or held by Frontier at any U.S. or international airport, and Frontier’s compliance in all material respects with all regulations and laws applicable to Frontier with respect to the foregoing;

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the absence of any action or, to Frontier’s knowledge, threatened action by any airport or airport authority that would reasonably be expected to materially interfere with Frontier’s ability to conduct its operations at any airport in substantially the manner currently conducted;

•	Frontier’s status as a “citizen of the United States” within the meaning of the Federal Aviation Act and as an authorized and qualified “air carrier” within the meaning of such act;

•	Frontier’s receipt of an opinion from Citi regarding the fairness, from a financial point of view, of the consideration to be received by Frontier stockholders;

•	the majority stockholder consent as the only requisite consent in order to approve the issuance of shares of Frontier common stock as part of the merger consideration;

•	the absence of undisclosed brokers’ fees or finders’ fees relating to the transaction;

•	the accuracy of the information supplied by Frontier in connection with the information statement and proxy statement/prospectus;

•	the absence of Frontier’s ownership of any of Spirit’s shares or other equity interests in Spirit;

•	Frontier’s sufficient cash to consummate the merger and other transactions on the closing date;

•	Merger Sub’s formation solely for the purpose of engaging in the transactions contemplated by the merger agreement;

•	the absence of undisclosed management arrangements; or

•	Frontier’s compliance in all material respects with all restrictions and limitations Frontier is subject to as a result of Frontier’s participation in the Payroll Support Program under the CARES Act.

Some of Frontier’s representations and warranties are qualified by a material adverse effect standard. Subject to certain exclusions, a “material adverse effect” with respect to Frontier means any change, event, circumstance, development, condition, occurrence, or effect that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Frontier or (ii) prevents, or materially delays, the ability of Frontier to consummate the transactions contemplated by the merger agreement, except that, none of the following will be deemed in themselves, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there has been or will be a material adverse effect:

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any development in general economic conditions, or in securities, credit or financial markets, including changes in interest rates and changes in exchange rates, in the United States or any other country or region in the world in which Frontier conducts business or any industry-wide development generally affecting airline companies;

•	any change in GAAP or any change in applicable laws applicable to the operation of the business of Frontier;

•	any change resulting from the announcement or pendency of the transactions contemplated by the merger agreement, including the merger;

•

acts of war, outbreak or escalation of hostilities, terrorism or sabotage, or other changes in geopolitical conditions, earthquakes, hurricanes, tsunamis, tornados, floods, mudslides, wild fires or other natural disasters, any epidemic, pandemic, outbreak of illness or other public health event (including, for the avoidance of doubt, COVID-19 and impact of COVID-19 on Frontier) and other similar events in the United States or any other country or region in the world in which Frontier conducts business;

•

any failure by Frontier to meet any internal or published (including analyst) projections, expectations, forecasts or predictions in respect of Frontier’s revenue, earnings or other financial performance or results of operations;

•	the taking of any action expressly contemplated by the merger agreement or at Spirit’s request; or

•	any change in the market price or trading volume, or the downgrade in rating, of Frontier’s securities.

The representations and warranties of each of the parties to the merger agreement will expire at the effective time of the merger or the termination of the merger agreement.

Conduct of Business Pending the Closing

Under the merger agreement, Spirit has agreed that, subject to certain exceptions in the merger agreement or in the disclosure schedule delivered by Spirit in connection with the merger agreement (which we refer to as the “Spirit disclosure schedules”) or as required by applicable law, between the date of the merger agreement and the effective time of the merger, unless Frontier gives its prior written consent (which consent cannot be unreasonably withheld, delayed or conditioned), Spirit will conduct its operations in the ordinary course of business consistent with past practice and use commercially reasonable efforts to (i) preserve substantially intact its business organization; (ii) keep available the services of its executive officers and key employees on commercially reasonable terms; (iii) maintain in effect all of Spirit’s permits; (iv) remain in compliance in all material respects with the Payroll Protection Program under the CARES Act; and (v) maintain satisfactory relationships of Spirit with any persons with which Spirit has material business relations and the governmental entities that have jurisdiction over its business and operations.

Subject to certain exceptions set forth in the merger agreement or in the Spirit disclosure schedules and/or as required under applicable law, unless Frontier consents in writing (which consent, in certain instances, cannot be unreasonably withheld, delayed or conditioned), Spirit will not, directly or indirectly:

•	amend its certificate of incorporation or bylaws;

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issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other equity interests in, Spirit of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other equity interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other equity interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by contract right), of Spirit, other than (i) the issuance of shares of Spirit common stock upon the vesting of Spirit restricted stock unit awards or Spirit performance share awards in accordance with their terms, (ii) the issuance of shares of Spirit common stock upon any conversions of the 2025 Convertible Notes in accordance with the terms of the merger agreement and applicable indenture, (iii) the issuance of shares of Spirit common stock upon the exercise of Spirit warrants outstanding as of the date of the merger agreement or (iv) as set forth in the Spirit disclosure schedules;

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sell, pledge, abandon, dispose of, transfer, lease, license or encumber any material trademarks, material property or assets of Spirit (other than non-exclusive grants of licenses in intellectual property rights of Spirit in the ordinary course of business consistent with past practice), except pursuant to contracts in effect as of the date of the merger agreement;

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declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or enter into any agreement with respect to the voting or registration of its capital stock;

•	reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other equity interests or any other securities;

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authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other securities, except for the vesting or settlement of any Spirit equity awards or to fund any tax obligations in connection therewith;

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merge or consolidate Spirit with any person or entity or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Spirit;

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acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any person or entity or any division thereof or any assets thereof, other than (i) the planned purchase of aircraft and associated equipment pursuant to contracts as in effect on the date of the merger agreement, (ii) the purchase of inventory, raw materials, equipment, goods, or other supplies in the ordinary course of business consistent with past practice; or (iii) any other acquisition (excluding acquisitions of engines) for consideration that is not individually in excess of $5,000,000 or in the aggregate in excess of $20,000,000;

•	enter into any new line of business;

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(i) repurchase, prepay or incur any indebtedness for borrowed money or issue any debt securities, or (ii) issue or sell options, warrants, calls or other rights to acquire any debt securities of Spirit, in each case (i) and (ii), other than (A) for the financing or lease of aircraft or associated equipment (including engines) pursuant to Spirit aircraft finance contracts or which Spirit is otherwise contractually obligated as of the date of the merger agreement to purchase or lease, provided any such lease does not have a term of greater than 12 years, and any pre-delivery deposits with respect to the foregoing, (B) under any credit card contract, or (C) in connection with any drawdown or repayment on Spirit’s revolving credit facility in place as of the date of the merger agreement, or, in each case (i) and (ii), assume, guarantee or endorse, or otherwise become liable or responsible for similar obligations;

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make any loans, advances or capital contributions to, or investments in, any other person or entity in excess of $5,000,000 in the aggregate or assume, guarantee or endorse, or otherwise become liable or responsible for similar obligations;

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enter into any “keep well” or other contract to maintain any financial statement or similar condition of another person or entity or enter into any arrangement having the economic effect of the foregoing;

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terminate, cancel, or amend any material contract of Spirit, or cancel, modify or waive any material rights thereunder, or enter into or amend any contract that, if existing on the date of the merger agreement, would be a material contract of Spirit, in each case, other than in the ordinary course of business consistent with past practice;

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make or authorize any capital expenditure, except for capital expenditures (i) detailed on Spirit’s annual capital expenditure budget, (ii) in respect of assets that are not, in the aggregate, in excess of $5,000,000, (iii) in connection with the planned purchase or delivery of aircraft or associated equipment pursuant to contracts in force on the date of the merger agreement, (iv) required for compliance with FAA regulations applicable to Spirit, including airworthiness directives or (v) in connection with any restoration, repair, maintenance or other necessary work for the proper functioning of Spirit aircraft;

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except to the extent required by (i) applicable law, (ii) the terms of any Spirit benefit plan or (iii) contractual commitments or corporate policies with respect to severance or termination pay in existence on the date of the merger agreement and that have been specifically noted in the Spirit disclosure schedules as providing for severance or termination pay: (A) increase the compensation or benefits payable or to become payable to directors, officers or employees of Spirit (except for increases to non-executive officer employees in the ordinary course of business, consistent with past practice), (B) other than with respect to newly hired employees on terms that are consistent with past practice for similarly situated employees of Spirit, grant any additional rights to severance or termination pay to, or enter into any severance agreement with, any director, officer or employee of Spirit, (C) other than (1) with respect to newly hired employees on terms that are consistent with past practice for similarly situated employees of Spirit and (2) routine amendments or renewals to health and welfare plans that would not result in a material increase in benefits, establish, adopt, enter into or materially amend any bonus, profit sharing, thrift, pension, retirement, deferred compensation, retention, termination or severance plan, agreement, trust, fund, policy or arrangement as to any director, officer, consultant, independent contractor or employee of Spirit, (D) loan or advance any money or property to any director, officer, consultant, independent contractor or employee of Spirit (other than in connection with ordinary course business expense reimbursements and advances) or (E) hire or terminate the employment (other than terminations for cause, death or disability) of any employee with the title of “Senior Vice President” or above;

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(i) terminate, discontinue, close or dispose of any facility or business operation, or lay off any employees (other than layoffs of less than 50 employees in any six month period other than in the ordinary course of business consistent with past practice), or (ii) implement any early retirement or separation program, or any program providing early retirement window benefits or announce or plan any such action or program for the future;

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other than in the ordinary course of business consistent with past practice or as otherwise required in connection with Spirit’s or its affiliates’ contractual or legal obligation to negotiate in good faith with a labor union, enter into or amend any collective bargaining agreement; provided, that Spirit will use commercially reasonable efforts to keep Frontier reasonably informed of material communications between Spirit and a labor union in connection with any such negotiation or collective bargaining agreement;

•	forgive any loans to any director, officer, consultant, independent contractor or employee of Spirit or any of their respective affiliates;

•	make any material change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a governmental entity;

•	enter into, terminate or materially amend any transaction with any stockholder, director, officer or employee of Spirit that would require disclosure by Spirit under Item 404 of Regulation S-K;

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implement any material new policies or practices (or make any material changes to existing policies or practices) with respect to equity, interest rate, currency or commodity derivatives or hedging transactions;

•

compromise, settle or agree to settle any suits, claims, actions, hearings, arbitrations, investigations or other proceedings other than compromises, settlements or agreements in the ordinary course of business consistent with past practice for the payment of monetary damages (and compliance with confidentiality and other similar customary provisions) of $2,500,000 or less as its sole remedy;

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make, change or revoke any material tax election, settle or compromise any claim, assessment, audit, proceeding or other controversy, or enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign law) in respect of material taxes, adopt or change any material tax accounting method or period, file or amend any material tax return or take any position on any material tax return filed on or after the date of the merger agreement that is inconsistent with elections made or positions taken in preparing or filing similar tax returns in prior periods, surrender any right to claim a material tax refund or consent to any extension or waiver of the statute of limitations applicable to any material tax claim or assessment;

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write up, write down or write off the book value of any tangible assets, in the aggregate, in excess of $5,000,000, except for depreciation, amortization or impairment in accordance with GAAP consistently applied;

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change the seat count, main cabin configuration or on-board amenities (including in-flight entertainment and wireless internet) of any aircraft subject to future delivery to Spirit under any of Spirit’s aircraft purchase contract from that presently in service with Spirit;

•	acquire, or exercise any option to acquire, any aircraft or engine, or incur or arrange for any financing related thereto other than as set forth on the Spirit disclosure schedules;

•	take any action, or fail to take any action, which action or failure would be reasonably expected to result in the loss of any Spirit slots (excluding temporary returns to the FAA);

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fail to continue, in respect of all Spirit aircraft, all material maintenance programs in the ordinary course (except as required by applicable law), including using reasonable best efforts to keep all such Spirit aircraft in such condition as may be necessary to enable the airworthiness certification of such Spirit aircraft under the FAA to be maintained in good standing at all times; or

•	agree, resolve, authorize or enter into any contract or otherwise make any commitment, in each case to do any of the foregoing.

Under the merger agreement, Frontier has agreed that, subject to certain exceptions in the merger agreement or in the disclosure schedule delivered by Frontier in connection with the merger agreement (which we refer to as the “Frontier disclosure schedules”) or as required by applicable law, between the date of the merger agreement and the effective time of the merger, unless Spirit gives its prior written consent (which consent cannot be unreasonably withheld, delayed or conditioned), Frontier will conduct its operations in the ordinary course of business and consistent with past practice and use commercially reasonable efforts to (i) preserve substantially intact its business organization; (ii) keep available the services of its executive officers and key employees; (iii) maintain in effect all of Frontier’s permits; (iv) remain in compliance in all material respects with the Payroll Protection Program under the CARES Act; and (v) maintain satisfactory relationships of Frontier with any persons with which Frontier has material business relations and the governmental entities that have jurisdiction over its business and operations.

Subject to certain exceptions set forth in the merger agreement or in the Frontier disclosure schedules and/or as required under applicable law, unless Spirit consents in writing (which consent, in certain instances, cannot be unreasonably withheld, delayed or conditioned), Frontier will not, directly or indirectly:

•	amend its certificate of incorporation or bylaws;

•

issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other equity interests in, Frontier of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other equity interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other equity interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by contract right), of Frontier, other than (i) the issuance of shares of Frontier common stock upon the vesting of Frontier restricted stock unit awards in accordance with their terms, (ii) the issuance of shares of Frontier common stock upon the exercise of Frontier options, (iii) the issuance of shares of Frontier common stock upon the exercise of Frontier warrants, (iv) the issuance or transfer of equity interests of Frontier or its subsidiaries to another subsidiary of Frontier or Frontier or (iv) as set forth in the Frontier disclosure schedules;

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sell, pledge, abandon, dispose of, transfer, lease, license or encumber any material trademarks, material property or assets of Frontier (other than non-exclusive grants of licenses in intellectual property rights of Frontier), except pursuant to contracts in effect as of the date of the merger agreement in the ordinary course of business consistent with past practice;

•

declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or enter into any agreement with respect to the voting or registration of its capital stock;

•	reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other equity interests or any other securities;

•

authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other securities, except for cashless settlements and purchases of shares of Frontier common stock in connection with the exercise of Frontier options or the vesting or settlement of any Frontier equity awards or to fund any tax obligations in connection therewith;

•

merge or consolidate with any person or entity or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

•

other than in the ordinary course of business consistent with past practice, acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any person or entity or any division thereof or any assets in an amount in excess of $5,000,000 individually or $15,000,000 in the aggregate, other than the planned purchase of aircraft and associated equipment pursuant to contracts as in effect on the date of the merger agreement;

•	enter into any new line of business;

•

other than in the ordinary course of business consistent with past practice, (i) repurchase, prepay or incur any indebtedness for borrowed money or issue any debt securities, or (ii) issue or sell options, warrants, calls or other rights to acquire any debt securities of Frontier, in each case (i) and (ii), other than (A) for the financing of aircraft or associated equipment (including engines) pursuant to Frontier aircraft finance contracts or which Frontier is otherwise contractually obligated as of the date of the merger agreement to purchase or lease, and any pre-delivery deposits with respect to the foregoing, (B) under any credit card contract, or (C) in connection with the refinancing of any indebtedness or debt securities of Frontier or, in connection with the closing of the merger, Spirit in a principal amount not greater than the amount so refinanced or (D) in connection with Frontier’s obligations at closing under the merger agreement, or, in each case (i) and (ii), assume, guarantee or endorse, or otherwise become liable or responsible for similar obligations;

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other than in the ordinary course of business consistent with past practice or as otherwise required in connection Frontier’s or its affiliates’ contractual or legal obligation to negotiate in good faith with a labor union, (i) enter into or amend any collective bargaining agreement; provided, that, Frontier will use commercially reasonable efforts to keep Spirit reasonably informed of material communications between Frontier and a labor union in connection with any such negotiation or collective bargaining agreement or (ii) implement any early retirement or separation program, or any program providing early retirement window benefits or announce or plan any such action or program for the future;

•	enter into, terminate or materially amend any transaction with any stockholder, director, officer or employee of Frontier that would require disclosure by Frontier under Item 404 of Regulation S-K;

•

compromise, settle or agree to settle any suits, claims, actions, hearings, arbitrations, investigations or other proceedings other than in the ordinary course of business consistent with past practice for the payment of monetary damages (and compliance with confidentiality and other similar customary provisions) by Frontier of $5,000,000 or less as its sole remedy;

•

make, change or revoke any material tax election, settle or compromise any claim, assessment, audit, proceeding or other controversy, or enter into any “closing agreement” within the meaning of Section 7121 of the Code (or similar provision of state, local or foreign law) in respect of material taxes, adopt or change any material tax accounting method or period, file or amend any material tax return or take any position on any material tax return filed on or after the date of the merger agreement that is inconsistent with elections made or positions taken in preparing or filing similar tax returns in prior periods, surrender any right to claim a material tax refund or consent to any extension or waiver of the statute of limitations applicable to any material tax claim or assessment; or

•	agree, resolve, authorize or enter into any contract or otherwise make any commitment, in each case to do any of the foregoing.

No-Shop; Acquisition Proposals; Change in Recommendation

Upon entry into the merger agreement, each of Frontier and Spirit agreed that it will, and will cause its officers, directors and employees to, and instruct its other representatives to, immediately cease and cause to be terminated any solicitation, discussions or negotiations with any persons or entities that may be ongoing with respect to any acquisition proposal, or any inquiry, expression of interest, proposal, discussions, negotiations or offer that would reasonably be expected to lead to an acquisition proposal. Frontier and Spirit each also agreed that it will promptly inform each such person or entity of the obligations in the merger agreement and promptly instruct each person or entity that has previously executed a confidentiality agreement in connection with such person or entity’s consideration of an acquisition proposal to return to Frontier or Spirit, as applicable, or destroy any non-public information previously furnished to such person or entity to any person or entity’s representatives by or on behalf of Frontier or Spirit, as applicable, and promptly terminate all physical and electronic data room access previously granted to any such person or entity and its representatives.

Each of Frontier and Spirit also agreed that it will not, and will cause its officers, directors and employees to not, and instruct its other representatives to not, directly or indirectly: (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, expression of interest, proposal or offer that constitutes or would reasonably be expected to lead to an acquisition proposal, (ii) participate in any discussions or negotiations relating to any acquisition proposal with any person or entity other than Frontier, Merger Sub or Spirit, as applicable, (iii) furnish to any person or entity other than Frontier, Merger Sub or Spirit, as applicable, any non-public information in connection with an acquisition proposal or that would reasonably be expected to lead to an acquisition proposal, (iv) enter into any agreement, letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option or other similar contract providing for or otherwise relating to any acquisition proposal (other than an acceptable confidentiality agreement in accordance with the terms of the merger agreement) or that is intended to result in, or would reasonably be expected to lead to, any acquisition proposal (each of which we refer to as an “alternative acquisition agreement”), or (v) submit any acquisition proposal or any matter related thereto to the vote of the stockholders of Frontier or Spirit, as applicable.

Neither Frontier nor Spirit will terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which it is a party; however, Spirit may grant a waiver of any such provision to the extent required to permit a party to submit an acquisition proposal if the Spirit board of directors determines that the failure to grant such waiver would reasonably be expected to be inconsistent with the fiduciary duties of the Spirit directors and Spirit promptly notifies Frontier.

Each of Frontier and Spirit must promptly (and in any event within 24 hours) (i) notify the other party of (A) any inquiry, proposal or offer (written or oral) relating to an acquisition proposal (including any material modification thereto) that is received by such party or any of its respective representatives or (B) any inquiries, requests, proposals or offers received by, or any discussions or negotiations sought to be initiated or continued with such party or any of its respective representatives concerning an acquisition proposal and (ii) disclose to the other party the identity of such person making, and provide an unredacted copy of, any such written acquisition proposal or any such inquiry, expression of interest, request, proposal or offer made in writing (or, if made orally, a reasonably detailed description of such acquisition proposal, inquiry, request, proposal or offer). Spirit will, promptly upon receipt or delivery thereof (and in any event within 24 hours), provide Frontier (and its outside counsel) with copies of all drafts and final versions of definitive or other agreements including schedules and exhibits relating to such acquisition proposal, in each case exchanged between Spirit or any of its representatives, on the one hand, and the person making such acquisition proposal or any of its representatives, on the other hand. Spirit will keep Frontier reasonably informed of the status and terms (including with respect to any change in price or other material amendments) of any such acquisition proposal or other inquiry, request, offer or proposal concerning an acquisition proposal. Spirit will promptly, and in any event within 24 hours, following a determination by Spirit’s board of directors that an acquisition proposal is a superior proposal, notify Frontier of such determination.

However, if at any time on or after the date of the merger agreement until the earlier of (1) receipt of Spirit’s stockholder approval to adopt the merger and (2) the termination of the merger agreement in accordance with its terms, (i) Spirit has received a bona fide written acquisition proposal from a third party, (ii) such acquisition proposal did not result from a breach of the provisions of the merger agreement related to acquisition proposals, (iii) Spirit’s board of directors determines in good faith, after consultation with its financial advisors and outside counsel, that such acquisition proposal constitutes or could reasonably be likely to lead to a superior proposal, (iv) after consultation with its outside counsel, Spirit’s board of directors determines in good faith that the failure to take such actions would reasonably be expected to be inconsistent with its fiduciary duties to the Spirit stockholders under applicable law and (v) Spirit receives from such person an executed acceptable confidentiality agreement, then Spirit may take the following actions: (A) furnish information with respect to Spirit to the person or entity making such acquisition proposal pursuant to one or more acceptable confidentiality agreements and/or (B) participate in discussions or negotiations with the person or entity making such acquisition proposal regarding such acquisition proposal. In such event, Spirit must provide written notice to Frontier of the determination referenced in clause (iii) and (iv) in the foregoing sentence promptly (and in any event within 24 hours), and Spirit must provide to Frontier in writing any information concerning Spirit provided to such other person or entity that was not previously provided to Frontier or its representatives prior to or substantially concurrently with the time it is provided to such other person or entity. Spirit will also deliver to Frontier a copy of any executed acceptable confidentiality agreement promptly following its execution.

Subject to the terms and conditions of the merger agreement related to acquisition proposals, from the date of the merger agreement until the earlier of the effective time of the merger and the termination of the merger agreement in accordance with its terms, none of Spirit, Spirit’s board of directors nor any committee thereof will, or will publicly propose to, (i) withhold, withdraw or qualify (or modify in a manner adverse to Frontier) (or publicly propose to withhold, withdraw, qualify or so modify) the approval, recommendation or declaration of advisability by Spirit’s board of directors or any such committee of the merger proposal, (ii) fail to include the Spirit board recommendation in the information statement and proxy statement/prospectus, (iii) approve, recommend, or otherwise declare advisable (or publicly propose to approve, recommend or otherwise declare advisable) any acquisition proposal, (iv) submit any acquisition proposal or any matter related thereto to the vote of the Spirit stockholders or (v) authorize, commit, resolve or agree to take any such actions (each such action we refer to as a “change of company board recommendation”).

However, if (i) Spirit has received a bona fide written acquisition proposal from a third party that did not result from a breach of the merger agreement and that Spirit’s board of directors determines in good faith, after consultation with outside counsel and its financial advisors, constitutes a superior proposal, after giving effect to all of the adjustments to the terms and conditions of the merger agreement that have been delivered to Spirit by Frontier in writing during the notice period provided pursuant thereto, and (ii) Spirit’s board of directors determines in good faith, after consultation with its outside counsel, that a failure to make a change of company board recommendation and/or cause Spirit to enter into an alternative acquisition agreement with respect to such superior proposal would reasonably be expected to be inconsistent with the fiduciary duties owed by the directors of Spirit to the Spirit stockholders under applicable law, then, prior to the time (but not after) the required stockholder vote for the merger proposal is obtained, Spirit’s board of directors may take the following actions: (y) effect a change of company board recommendation with respect to such superior proposal or (z) terminate the merger agreement pursuant to its terms and enter into an alternative acquisition agreement with respect to such superior proposal. In connection with such termination of the merger agreement, Spirit would be required to pay Frontier a termination fee of $94.2 million. In addition, prior to effecting such change of company board recommendation or terminating the merger agreement, Spirit is required to: (A) provide prior written notice to Frontier, at least four business days in advance, of Spirit’s intention to take such action with respect to such superior proposal, which notice will specify the material terms and conditions of such superior proposal (including all of the information that is specified in the merger agreement with respect to such superior proposal), together with a copy of all relevant proposed transaction agreements with the party making such superior proposal; and (B) during such notice period, negotiate with Frontier in good faith (to the extent Frontier desires to negotiate) to make such adjustments in the terms and conditions of the merger agreement so that such acquisition proposal ceases to constitute a superior proposal, provided that in the event of any material revisions to the superior proposal, Spirit will be required to deliver a new written notice to Frontier and to comply with the requirements of the merger agreement with respect to such new written notice; however, the notice period for any subsequent notice will be shortened from four business days to two business days. The notice period (and any extension thereof) must have expired before Spirit effects any such change of company board recommendation or terminates the merger agreement.

In the event that prior to the time (but not after) the required stockholder vote for the merger proposal is obtained, Spirit’s board of directors may make a change of company board recommendation in response to any material event, circumstance, change, effect, development or condition (other than resulting from a breach of the merger agreement by Spirit) that was not known or reasonably foreseeable by Spirit’s board of directors as of the date of the merger agreement and becomes known to Spirit’s board of directors after such date (which we refer to as an “intervening event”), if Spirit’s board of directors has determined in good faith, after consultation with its outside counsel that, in light of such intervening event and taking into account the results of any negotiations with Frontier as provided by the terms and conditions of the merger agreement and any offer from Frontier as provided by the terms and conditions of the merger agreement, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties to the Spirit stockholders under applicable law. However, the Spirit board may not withdraw, modify or amend the Spirit board recommendation in a manner adverse to Frontier unless: (i) Spirit has provided prior written notice to Frontier, at least four business days in advance of Spirit’s intention to make a change of company board recommendation, which notice specifies the Spirit board’s reason for proposing to effect such change of company board recommendation and shall describe in reasonable detail the intervening event; (ii) prior to effecting such change of company board recommendation, Spirit has negotiated with Frontier in good faith (to the extent Frontier desires to negotiate) to make such adjustments in the terms and conditions of the merger agreement in such a manner that would obviate the need for the Spirit board to effect such change of company board recommendation; (iii) Frontier has not, during the applicable notice period, made an offer to modify the terms and conditions of the merger agreement, which is set forth in a definitive written amendment to the merger agreement delivered to Spirit and executed on behalf of Frontier and Merger Sub, that the Spirit board has in good faith determined (after consultation with its outside legal counsel and its financial advisor) would obviate the need for the Spirit board to effect such change of company board recommendation and (iv) the intervening event notice period has expired.

For purposes of this Annex B, acquisition proposal means, with respect to Frontier or Spirit, any offer or proposal from any person or group (other than Frontier, Merger Sub or Spirit) concerning any, in a single transaction or series of related transactions, direct or indirect, (i) merger, consolidation, business combination, share exchange, recapitalization, liquidation, dissolution or similar transaction involving Frontier or Spirit, as applicable, which would result in any person or group (or the shareholders of any person or group) beneficially owning, directly or indirectly, more than 20% or more of the voting power of Frontier or Spirit, as applicable, or 20% of the voting power of the surviving entity in a merger involving Frontier or Spirit, as applicable, or the resulting direct or indirect parent of Frontier or Spirit, as applicable, or such surviving entity (or any securities convertible into, or exchangeable for, securities representing such voting power), (ii) sale, lease, exchange, transfer, license or other disposition of assets of Frontier or Spirit, as applicable, representing 20% or more of the consolidated assets of Frontier or Spirit (whether based on fair market value, revenue generation or net income), (iii) issuance or sale by Frontier or Spirit, as applicable, of equity interests representing, convertible into or exchangeable for 20% or more of the voting power of Frontier or Spirit, as applicable, (iv) transaction in which any person or entity will acquire beneficial ownership or the right to acquire beneficial ownership or any group has been formed which beneficially owns or has the right to acquire beneficial ownership of, equity interests representing 20% or more of the voting power of Frontier or Spirit, as applicable, (v) any tender offer of exchange offer, as defined pursuant to the Exchange Act, that if consummated would result, directly or indirectly, in any person or group (or the shareholders of any person or group) beneficially owning 20% or more of the voting power of Frontier or Spirit, as applicable, or (vi) any combination of the foregoing (in each case, other than the merger).

For purposes of this Annex B, superior proposal means a bona fide written acquisition proposal (except the references therein to “20%” will be replaced by “50%”) made by any person or group (other than Frontier or any of its subsidiaries) after the date of the merger agreement, which acquisition proposal did not result from a breach of the provisions of the merger agreement that relate to acquisition proposal, that Spirit’s board of directors has determined in its good faith judgment, after consultation with its outside legal counsel and with its financial advisors, (a) would, if consummated, result in a transaction that is more favorable to Spirit’s stockholders, from a financial point of view, than the merger (after giving effect to all adjustments to the terms that may be offered by Frontier as provided by the terms and conditions of the merger agreement) and (b) is reasonably capable of being consummated in accordance with the terms of such acquisition proposal, taking into account all financial, regulatory, legal and other aspects of such acquisition proposal.

Registration Statement, Information Statement and Proxy Statement/Prospectus; Spirit Special Meeting

Frontier and Spirit each agreed to jointly prepare, and for Frontier to file with the SEC, the registration statement, that includes the information statement and proxy statement/prospectus, as promptly as reasonably practicable following the date of the merger agreement. Frontier and Spirit each further agreed to use their respective reasonable best efforts to (i) cause the registration statement, when filed, to comply in all material respects with applicable law, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the SEC or its staff, (iii) have the registration statement declared effective under the Securities Act as promptly as practicable after such filing and (iv) keep the registration statement effective for so long as necessary to complete the merger. No filing of, or amendment or supplement to, the registration statement, or response to related SEC comments, will be made by Frontier or Spirit, as applicable, without the other’s prior consent and without providing the other party and its counsel a reasonable opportunity to review and comment. Each of Frontier and Spirit agreed to consider in good faith all comments reasonably proposed by the other party. Spirit agreed to mail the proxy statement/prospectus to its stockholders as promptly as reasonably practicable after the registration statement is declared effective under the Securities Act and Frontier agreed to mail the information statement to its stockholders as promptly as reasonably practicable after the registration statement is declared effective under the Securities Act. Frontier or Spirit, as applicable, will promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the registration statement, information statement or the proxy statement/prospectus, and will, as promptly as practicable after receipt, provide the other with copies of all material correspondence between it and its representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the registration statement, information statement or the proxy statement/prospectus received from the SEC and advise the other on any oral comments with respect to the registration statement, information statement or the proxy statement/prospectus received from the SEC.

Spirit agreed to duly establish a record date for and duly call, give notice of and hold a meeting of its stockholders as soon as reasonably practicable after the registration statement is declared effective under the Securities Act (which we refer to as the “SEC effective date”), for the purpose of voting on the adoption of the merger agreement, provided that the Spirit special meeting will not be initially scheduled to occur later than forty-five (45) days following the SEC effective date. Spirit will not, without the consent of Frontier, adjourn or postpone, cancel, recess or reschedule, the Spirit special meeting; provided, however, that Spirit may postpone or adjourn the Spirit special meeting: (A) with the prior written consent of Frontier; (B) if a quorum has not been established; (C) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which Spirit determines in good faith is reasonably likely to be required under applicable law; (D) to allow reasonable additional time to solicit additional proxies; or (E) if required by law, provided that such postponement or adjournment are subject to certain limitations as set forth in the merger agreement.

Spirit also agreed to use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of the merger agreement, and to take all other actions necessary or advisable to secure approval from the Spirit stockholders. If at the time of the originally scheduled date of the Spirit special meeting, a quorum has not been established or Spirit has not received proxies representing a sufficient number of shares of Spirit common stock for approval of the merger agreement and transactions contemplated therein, then Spirit will, at the request of Frontier (to the extent permitted by law), adjourn the Spirit special meeting to a date specified by Frontier. Without the prior written consent of Frontier, the adoption of the merger agreement and the transactions contemplated by the merger agreement will be the only matters (other than matters of procedure and matters required by law to be voted on by the stockholders of Spirit in connection with the adoption of the merger agreement and the transactions contemplated therein) that Spirit will propose to be acted on by the Spirit stockholders at the Spirit special meeting. Spirit also has agreed to submit the merger agreement for adoption by the Spirit stockholders at the special meeting whether or not a change of company board recommendation has occurred.

Employee Matters

Through the first anniversary of the closing date of the merger, Frontier has agreed to provide each continuing employee of Spirit (each, a “continuing employee”) who is not covered by a Spirit collective bargaining agreement with (i) a base salary or wage rate that is no less favorable than that provided by Spirit to such continuing employee as of immediately prior to the effective time, (ii) a target cash bonus opportunity and commissions opportunity that are no less favorable in the aggregate that provided by Spirit to such continuing employee as of immediately prior to the effective time and (iii) employee benefits (excluding equity and equity-based incentives and, subject to the merger agreement, severance benefits) that are no less favorable in the aggregate than that provided by Spirit to such continuing employee as of immediately prior to the effective time. The employment terms and conditions of each continuing employee whose employment is covered by a Spirit collective bargaining agreement shall be governed by such applicable collective bargaining agreement.

Following the effective time, Frontier may elect to satisfy its obligations in respect of employee compensation and benefits by (i) continuing Spirit benefit plans with respect to continuing employees, (ii) permitting continuing employees and, as applicable, their eligible dependent to participate in the employee benefit plans, programs or policies (including any plan intended to qualify within the meaning of Section 401(a) of the Code and any vacation, sick or personal times off plans or programs) of Frontier or (iii) a combination of clauses (i) and (ii). If Frontier elects to have continuing employees and their eligible dependents participate in Frontier’s benefit plans, programs or policies following the effective time, then Frontier will use commercially reasonable efforts to: (i) subject to certain customary exclusions, recognize the service of continuing employees with Spirit or any of its predecessors for purposes of eligibility to participate, vesting and for other appropriate benefits to the same extent that such service was previously recognized by Spirit as of the date of the merger agreement attributable to any period before the effective time, (ii) waive any pre-existing conditions (to the extent waived under any corresponding Spirit benefit plan in which the continuing employee participated as of immediately prior to the effective time) or actively at work or similar limitations, eligibility waiting periods, evidence of insurability requirements or required physical examinations with respect to continuing employees and their eligible dependents under any health or similar plan of Frontier and (iii) cause any deductibles paid by continuing employees under any Spirit health, dental, vision or similar plans in the plan year in which the continuing employee and their eligible dependents are transferred to Frontier’s health, dental, vision or similar plans to be credited towards deductibles under such plans of Frontier or any of its subsidiaries.

Following the effective time, Frontier will be bound by, honor and comply with the terms of certain employment, severance and change in control plans, policies and agreements and other Spirit benefit plans (each, an “honored Spirit plan”).

Spirit and Frontier have agreed that, if the closing of the merger occurs on or before December 31, 2022, (i) annual cash bonuses in respect of the period between January 1, 2022 and the closing date shall be paid to employees of Spirit within three business days following the closing of the merger in amounts calculated based on the level of performance attained as of immediately prior to the closing, as determined by Spirit’s board of directors in accordance with applicable performance and other customary criteria consistent with past practice, and prorated to reflect the portion of the 2022 performance period elapsed as of the closing date and (ii) Frontier shall pay continuing employees an annual bonus in respect of the 2022 fiscal year equal to the excess of (x) the annual bonus payable under the applicable Spirit bonus plan for 2022 as in effect as of the closing date, calculated based on actual performance for the entire 2022 fiscal year over (y) the bonus paid to such continuing employee pursuant to clause (i).

Spirit and Frontier have further agreed that, if the closing of the merger occurs in 2023 but prior to the date on which annual cash bonuses in respect of 2022 are determined and paid, such bonus payments in respect of 2022, if any, shall be calculated on the basis of actual performance for the 2022 performance period under the terms of the applicable Spirit bonus plan as shall be determined by Frontier’s board of directors in good faith using a methodology reasonably consistent with the past practices of Spirit’s board of directors. In addition, if the closing does not occur prior to March 1, 2023, then Spirit shall, following prior consultation with Frontier, be permitted to adopt performance goals with respect to an annual cash bonus program for Spirit’s 2023 fiscal year in the ordinary course of business, and in such case Frontier shall honor such bonus program for continuing employees in accordance with its terms (subject to commercially reasonable adjustments after the closing date as required for integration purposes). Except as otherwise provided in an applicable employment agreement or in an applicable severance plan adopted by Spirit, in each case, prior to the date of the merger agreement or in accordance with the merger agreement, in order to be eligible to receive any bonus payment, a continuing employee must be employed by either Spirit or Frontier or any of their subsidiaries on the date the bonus is paid (or, with respect to any bonus period in 2022 ending on or prior to the closing, the closing date), and if not so employed on such date, any bonus payment otherwise due to such individual shall be forfeited.

Following the effective time, Frontier will, or will cause one of its affiliates to, be bound by and comply with the terms of the Spirit collective bargaining agreements as in effect as of the closing date until Frontier or its affiliates negotiate a new collective agreement. Frontier has also agreed to honor all applicable seniority integration or similar rights contained in any Spirit collective bargaining agreement in accordance with the terms thereof.

The merger agreement does not require the continued employment of any Spirit employee and the provisions of the merger agreement related to service providers do not create any rights for Spirit employees, and no provision of the merger agreement prevents Frontier (or, following the effective time, Spirit) from amending or terminating any employee benefit plans, programs, agreements, or arrangements.

From and after the date of the merger agreement until the effective time, Spirit has agreed that any material written or formal oral communications to employees of Spirit regarding the terms and conditions of their employment (including compensation and benefits) following the merger will include the applicable disclaimer set forth in the merger agreement and shall be subject to prior review and (to the extent such communications are not limited to a description or summary of the terms expressly set forth in the merger agreement or in an honored Spirit plan) approval by Frontier and its outside counsel (any such approval not to be unreasonably withheld, conditioned or delayed).

Indemnification and Insurance

For a period of six years from and after the effective time of the merger, the surviving corporation will, and Frontier will cause the surviving corporation to, indemnify and hold harmless all past and present directors, officers and employees of Spirit to the same extent such persons are indemnified as of the date of the merger agreement by Spirit pursuant to applicable law, Spirit’s Amended and Restated Certificate of Incorporation, Spirit’s Amended and Restated Bylaws and the indemnification agreements in existence on the date of the merger agreement with any directors, officers and employees of Spirit arising out of acts or omissions in their capacity as directors, officers or employees of Spirit occurring at or prior to the effective time of the merger. The surviving corporation will, and Frontier will cause the surviving corporation to, advance expenses (including reasonable legal fees and expenses) incurred in the defense of any suit, claim, action, hearing, arbitration, investigation or other proceeding with respect to the matters subject to indemnification pursuant to the merger agreement in accordance with the procedures set forth in the governing documents of Spirit and the indemnification agreements in existence on the date of the merger agreement.

For a period of six years from and after the effective time of the merger, Frontier will cause the certificate of incorporation and bylaws of the surviving corporation to contain provisions no less favorable with respect to exculpation and indemnification of directors and officers of Spirit for periods at or prior to the effective time of the merger than are currently set forth in Spirit’s governing documents. The surviving corporation will cause the indemnification agreements in existence as of the date of the merger agreement with any of the directors, officers or employees of Spirit to continue in full force and effect in accordance with their terms following the effective time.

The surviving corporation will either (i) obtain a tail insurance policy with a claims period of at least six years from the effective time with respect to directors’ and officers’ liability insurance in amount and scope at least as favorable as Spirit’s existing policies for claims arising from facts or events that occurred on or prior to the effective time or (ii) maintain in effect for six years from the effective time, if available, the current directors’ and officers’ liability insurance policies maintained by Spirit, provided that the surviving corporation may substitute therefor policies of at least the same coverage containing terms and conditions that are substantially equivalent and in any event not less favorable in the aggregate than Spirit’s existing policy with respect to matters occurring prior to the effective time.

However, the surviving corporation will not be required to pay an annual premium for the directors’ and officers’ liability insurance policies in excess of 300% of the last annual premium paid prior to the date of the merger agreement. The provisions of the immediately preceding sentence will be deemed to be satisfied if prepaid policies have been obtained prior to the effective time, which policies provide such directors and officers with coverage for an aggregate period of six years with respect to claims arising from facts or events occurring on or before the effective time. If such prepaid policies have been obtained prior to the effective time of the merger, Frontier will cause the surviving corporation to maintain such policies in full force and effect and continue to honor the obligations thereunder.

In the event Frontier or the surviving corporation (i) consolidates with or merges into any other entity and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person or entity, then proper provision will be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, will assume the obligations set forth in the merger agreement with respect to indemnification and insurance.

The obligations described in this section will (i) continue, notwithstanding any six-year limitation referred to above, until the final disposition of any suit, action, proceeding or investigation brought or commenced during such six-year period and (ii) not be terminated or modified in such a manner as to adversely affect any indemnitee to whom the provisions of the merger agreement relating to insurance and indemnification applies without the consent of such affected indemnitee. The parties expressly agreed that the indemnitees to whom the provisions of the merger agreement relating to insurance and indemnification apply will be third-party beneficiaries of such provisions of the merger agreement.

Other Covenants

Access to Information; Confidentiality

Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which Spirit is a party, and except as would reasonably be expected to result in the loss or waiver of any attorney-client, work product or other applicable privilege (provided, that to the extent Spirit or any Spirit representative withholds information or access due to the risk of loss or waiver of such privilege, Spirit or such Spirit representative will notify Frontier of such withholding and use commercially reasonable efforts to communicate such information in a manner that does not risk such loss or waiver), from entry into the merger agreement to the effective time, Spirit agreed to: (i) provide to Frontier and Merger Sub and their respective representatives reasonable access at reasonable times during normal operating hours to the books and records of Spirit upon prior written notice; and (ii) furnish promptly such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of Spirit as Frontier or its representatives may reasonably request. However, any investigation of Frontier or its representatives will be conducted in such manner as not to interfere unreasonably with the conduct of Spirit.

Appropriate Action; Consents; Filings

Each of Frontier and Spirit agreed to use their respective reasonable best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable law or otherwise to consummate and make effective the transactions contemplated by the merger agreement as promptly as practicable, and (ii) obtain from any governmental entities any consents, licenses, permits, waivers, approvals, authorizations, confirmations, clearances, certificates, exemptions, registrations or orders required to be obtained by Frontier or Spirit or any of their respective subsidiaries, or to avoid any action or proceeding by any governmental entity (including those in connection with the HSR Act), in connection with the authorization, execution and delivery of the merger agreement and the consummation of the transactions contemplated herein. Neither Frontier nor Spirit, in connection with the receipt of any necessary license, permit, waiver, approval, authorization or order of a governmental entity (including under the HSR Act), will be required to sell, hold separate or otherwise dispose of or conduct their business (or, following the closing, the combined business) in a specified manner, or agree to sell, hold separate or otherwise dispose of or conduct their business (or, following the closing, the combined business) in a specified manner, or enter into or agree to enter into a voting trust arrangement, proxy arrangement, “hold separate” agreement or arrangement or similar agreement or arrangement with respect to the assets, operations or conduct of their business (or, following the closing, the combined business) in a specified manner, or permit the sale, holding separate or other disposition of, any assets of Frontier, Spirit or their respective subsidiaries or affiliates.

Spirit Special Meeting

Spirit has agreed to hold a meeting of its stockholders for the purpose of voting upon the adoption of the merger agreement as soon as reasonably practicable and upon other related matters. Except to the extent that the Spirit board of directors has made a recommendation change with respect to a Superior Proposal (as defined in the merger agreement), the Spirit board of directors is required to use its reasonable best efforts to obtain from its stockholders the vote required to adopt the merger agreement, including by communicating to its stockholders its recommendation (and including such recommendation in the information statement and proxy statement/prospectus) that they adopt the merger agreement and the transactions contemplated thereby.

Notwithstanding any Spirit change in recommendation, unless the merger agreement has been terminated in accordance with its terms, Spirit is required to convene a meeting of its stockholders and to submit the merger agreement to a vote of such stockholders. Spirit must, at the request of Frontier (to the extent permitted by Law), adjourn or postpone such meeting if there are insufficient shares of Spirit common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Spirit has not received proxies representing a sufficient number of shares necessary for approval of the merger agreement.

Certain Notices

From and after the date of the merger agreement until the effective time of the merger, each party thereto will promptly notify the other party thereto of: (a) the occurrence, or non-occurrence, of any event that would or would be reasonably likely to (i) cause any condition to the obligations of any party to effect the merger or any other transaction contemplated by the merger agreement not to be satisfied or (ii) prevent or materially delay the consummation of the transaction contemplated by the merger agreement, (b) the failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to the merger agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the merger or any other transaction contemplated by the merger agreement not to be satisfied, (c) receipt of any written notice to the receiving party from any person alleging that the consent or approval of such person is or may be required in connection with the transactions contemplated by the merger agreement and the pursuit of such consent would (in the good faith determination of such party) reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the merger agreement or (d) receipt of any notice or other communication from any governmental entity, the NYSE or the Nasdaq Stock market LLC (or any other securities market) in connection with the merger; provided, however, that the delivery of any such notice will not limit, cure any breach of or otherwise affect any representation, warranty, covenant or agreement contained in the merger agreement or otherwise limit or affect the remedies available under the merger agreement to the party receiving such notice. Each of Spirit and Frontier will promptly notify the other party of any action (or threats of action) by the FAA or the DOT that materially amends, modifies, suspends, revokes, terminates, cancels or withdraws any Spirit permit or slots, in the case of Spirit, or any Frontier permits or slots, in the case of Frontier.

Public Announcements

Each of Spirit, Frontier and Merger Sub agreed that no public release or announcement concerning the transactions contemplated by the merger agreement will be issued by any party without the prior written consent of Spirit and Frontier (which consent will not be unreasonably withheld, delayed or conditioned), subject to certain exceptions set forth in the merger agreement, including as such release or announcement may be required by applicable law or the rules or regulations of any applicable United States securities exchange or governmental entity to which the relevant party is subject, in which case the party required to make the release or announcement will use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance.

State Takeover Laws

If any “control share acquisition,” “fair price,” “business combination” or other anti-takeover laws becomes or is deemed to be applicable to Spirit, Frontier, Merger Sub or the merger, including the acquisition of shares of Spirit common stock pursuant thereto or any other transaction contemplated by the merger agreement, then Spirit’s board of directors will take all action necessary to render such law inapplicable to the such entities and transactions.

Frontier Agreement Concerning Merger Sub

Frontier will cause Merger Sub to comply with its obligations under the merger agreement.

Section 16 Matters

Prior to the effective time of the Merger, Spirit’s board of directors, or a duly authorized committee of non-employee directors thereof, and Frontier’s board of directors, or a duly authorized committee of non-employee directors thereof, will adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of Spirit who is a covered person of Spirit for purposes of Section 16 of the Exchange Act (which we refer to as “Section 16”) of shares of Spirit common stock or equity awards, and the acquisition by any person who is or will after the effective time be, a covered person of Frontier for purposes of Section 16 of Frontier common stock, options or restricted stock unit awards (including shares of Frontier common stock issuable upon the exercise or settlement therefor) pursuant to the merger agreement and the merger and any disposition by any such person of shares of Frontier common stock in connection with any withholding or payment of taxes other withholding or deemed disposition on vesting or settlement will be an exempt transaction for purposes of Section 16 of the Exchange Act.

Spirit Stock Exchange Delisting; Deregistration

Spirit and Frontier will cooperate and use their respective reasonable best efforts to cause the delisting of shares of Spirit common stock from the NYSE and the deregistration of such shares of Spirit common stock as promptly as practicable following the effective time of the merger in compliance with applicable law.

Stockholder Litigation

Frontier or Spirit, as applicable, will promptly provide the other with any pleadings and correspondence relating to any suit, claim, action, hearing, arbitration, investigation or other proceeding involving such party or any of its officers or directors or any other of its representatives relating to the merger agreement or the transactions contemplated by the merger agreement and will keep the other party reasonably and promptly informed regarding the status of any suit, claim, action, hearing, arbitration, investigation or other proceeding. Frontier or Spirit, as applicable, will cooperate with and give the other a reasonable the opportunity to participate in the defense or settlement of any such suit, claim, action, hearing, arbitration, investigation or other proceeding, and no such settlement will be agreed to without the prior written consent of the other (such consent not to be unreasonably withheld, delayed or conditioned). Frontier and Spirit, as applicable, will also give the other the right to review and comment on all filings or responses to be made by it in connection with any such suit, claim, action, hearing, arbitration, investigation or other proceeding, and it will in good faith take such comments into account.

Governance Matters

Immediately following the effective time, Frontier’s board of directors will have 12 members, (i) seven of whom will be designated by Frontier (which we refer to as the “Frontier designees”) and (ii) five of whom will be designated by Spirit (which we refer to as the “Spirit designees”). In the event the Chief Executive Officer is (A) an employee or executive of Frontier immediately prior to the closing of the merger, then the Chief Executive Officer will be deemed a Frontier designee or (B) an employee or executive of Spirit immediately prior to the closing of the merger, then the Chief Executive Officer will be deemed a Spirit designee.

Prior to the closing of the merger, Frontier’s board of directors (or a committee thereof) will determine the Chief Executive Officer of Frontier. Prior to the closing of the merger, Frontier’s board of directors may delegate such determination to a committee of the board, provided that such committee consists of the Chairman of Frontier’s board of directors and such other directors as selected by such Chairman, in such person’s sole discretion.

Prior to the closing of the merger, Frontier’s board of directors (or a committee thereof) will determine the location of the headquarters and the brand of the combined business of Frontier and Spirit following the closing, provided that in no event will such decision be announced or made public prior to the earlier of (i) the closing date of the merger or (ii) July 1, 2022. Prior to the closing of the merger, Frontier’s board of directors may delegate such determination to a committee of Frontier’s board of directors, provided that such committee consists of the Chairman of Frontier’s board of directors and such other directors as selected by such Chairman, in such person’s sole discretion.

Following the closing of the merger, the Chairman of Frontier’s board of directors immediately prior to the closing shall continue as Chairman of Frontier’s board of directors.

Tax Matters

Except for payment of any transfer or other taxes required by reason of payment of the merger consideration to a person other than the holder of record of a certificate(s) representing Spirit common stock, each of Spirit, Frontier and Merger Sub shall pay any sales, use, ad valorem, property, transfer (including real property transfer) and similar taxes imposed on Spirit, Frontier or Merger Sub, as the case may be, as a result of or in connection with the transactions contemplated under the merger agreement. The parties agreed to cooperate in good faith to prepare and timely deliver any certificate or instrument necessary for a party to the merger agreement to claim an applicable exemption from any such taxes otherwise payable.

Provided that the requirement set forth in Section 368(a)(2)(E)(ii) of the Code is satisfied as of the closing date of the merger (generally requiring that Spirit shareholders exchange an amount of Spirit stock constituting control of Spirit within the meaning of Section 368(c) of the Code in return for Frontier voting stock in the merger), (i) each of Spirit, Frontier and Merger Sub intends that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and shall, and shall cause its respective subsidiaries to, use its reasonable best efforts to cause the merger to so qualify and shall not take, or cause to be taken, any action that would be reasonably expected to prevent, preclude or impede the merger from so qualifying, and the parties to the merger agreement adopted the merger agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3(a), and (ii) unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, each of Spirit, Frontier and Merger Sub shall report the merger as a “reorganization” within the meaning of Section 368(a) of the Code and shall not take any inconsistent position therewith in any tax return. If either Spirit or Frontier wishes to obtain a tax opinion regarding the qualification of the merger as a “reorganization” within the meaning of Section 368(a) of the Code, each of Spirit, Frontier and Merger Sub shall reasonably cooperate with each other and with the tax counsel that are to render the tax opinion, including by providing appropriate representations as to factual matters.

Spirit Convertible Notes

Within the time periods required by the terms of the applicable indenture for Spirit’s 2025 convertible notes and 2026 convertible notes (which we collectively refer to as the “convertible notes indenture”), Spirit agreed to take all actions required by, or all commercially reasonable actions requested by Frontier pursuant to and in compliance with, the convertible notes indenture to be performed by Spirit as a result of the execution, delivery or performance of the merger agreement or the consummation of the transactions contemplated thereby, including (i) the giving of any notices that may be required by the convertible notes indenture or reasonably requested by Frontier, and (ii) delivery to the trustee, the holders of Spirit’s convertible notes or other applicable Person, as applicable, of any instruments, certificates, opinions of Spirit’s counsel or other documents required by the convertible notes indenture or reasonably requested by Frontier in connection with the execution, delivery or performance of the merger agreement, the transactions contemplated thereby or as otherwise required by, or reasonably requested by Frontier pursuant to or in compliance with, the convertible notes indenture. Spirit also agreed to deliver a copy of any such notice, instrument, certificate, opinion or other document to Frontier at least three business days (or such shorter period of time as may be required to comply with the terms of the convertible notes indenture) prior to delivering such notice or entering into such other document or instrument, and to consider any reasonable comments thereto proposed by Frontier in good faith. Spirit and the surviving corporation will execute and deliver (or cause to be executed and delivered, as applicable), in accordance with the convertible notes indenture, supplemental indentures and any other documents or instruments as may be requested by the trustee in connection with the execution of such supplemental indentures, in each case in form and substance reasonably acceptable to the trustee and Spirit, pursuant to and with such terms as required under the convertible notes indenture.

Prior to the effective time and without the written consent of Frontier, Spirit will not take any action that would result in an adjustment to the “Conversion Rate” (as defined in the convertible notes indenture) of Spirit’s convertible notes, other than in connection with the entry into or the consummation of the transactions contemplated by the merger agreement.

Except as provided for in the merger agreement, prior to the Effective Time and without the written consent of Frontier, Spirit will not amend the convertible notes indenture.

Prior to the effective time, Spirit will comply with all requirements of the convertible notes indenture. Following the effective time, the surviving corporation will comply with all requirements of the convertible notes indenture.

Prior to the effective time, Spirit will settle any conversions of (i) Spirit’s 2025 convertible notes pursuant to “Physical Settlement” (as defined in the applicable indenture) and (ii) Spirit’s 2026 convertible notes pursuant to “Cash Settlement” (as defined in the applicable indenture).

Conditions to Completion of the Merger

The respective obligations of each party to consummate the merger will be subject to the satisfaction or written waiver (where permissible) at or prior to the effective time of the merger of each of the following conditions:

•

The merger agreement will have been adopted by the holders of Spirit common stock representing a majority in voting power of the outstanding shares of Spirit common stock entitled to vote thereon at a meeting of Spirit’s stockholders;

•

The waiting period applicable to the consummation of the merger under the HSR Act (and any customary timing agreement with any governmental entity to toll, stay or extend any such waiting period, or to delay or not to consummate the merger entered into in connection with the merger agreement) will have expired or been terminated;

•

All consents, registrations, notices, waivers, exemptions, approvals, confirmations, clearances, permits, certificates, orders and authorizations required to be obtained from, or delivered to, as applicable, the FAA, the DOT and the FCC in connection with the consummation of the merger shall have been obtained or delivered, as applicable;

•

There will have been no governmental order issued enjoining or prohibiting the consummation of the merger and no law in effect making illegal or otherwise prohibiting or preventing the consummation of the merger;

•

The registration statement shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the registration statement shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced or threatened unless subsequently withdrawn; and

•

The shares of Frontier common stock to be issued in the merger shall have been authorized and approved for listing on the Nasdaq Stock Market LLC (or any successor inter-dealer quotation system or stock exchange thereto) subject to official notice of issuance.

The obligations of Frontier and Merger Sub to consummate the merger will be subject to the satisfaction or written waiver (where permissible) at or prior to the effective time of the merger of each of the following conditions:

•

Each representation or warranty of Spirit regarding (A) Spirit’s organization, valid existence and good standing; (B) (1) Spirit’s power and authority to execute and deliver the merger agreement, to perform its obligations under the agreement and to consummate the transactions contemplated by the merger agreement and (2) the due authorization of the execution and delivery of the merger agreement and the consummation of the transactions contemplated thereby, including the merger, and the due and valid execution and delivery of the merger agreement; (C) the absence of outstanding contractual obligations of Spirit affecting voting rights of, requiring the repurchase, redemption or disposition of, right of first refusal with respect to, requiring the registration for sale of, granting any preemptive or antidilutive rights with respect to or restricting the transfer of any shares of Spirit common stock or other equity interests of Spirit; (D) the inapplicability of state anti-takeover laws to the merger agreement and the consummation of the proposed transactions; (E) the Spirit stockholder approval required to adopt the merger agreement; and (F) with certain exceptions, the absence of brokerage, finders’, advisory or similar fees in connection with the transactions contemplated by the merger agreement, will be true and correct in all material respects as of the date of the merger agreement and the closing date of the merger with the same force and effect as if made on and as of such date, except for any representation or warranty that is expressly made as of a specific date or time (which needs only be true and correct in all respects as of such date or time);

•

Each representation or warranty of Spirit regarding (A) the number of Spirit’s authorized and outstanding capital stock; (B) the absence of reserved capital stock other than a certain number reserved for issuance pursuant to certain Spirit restricted stock units, performance share awards, warrants and convertible notes; (C) with certain exceptions, the absence of other equity interests or rights obligating Spirit to issue, acquire or sell any securities of Spirit; (D) ownership of the equity interests of Spirit’s subsidiaries; and (E) the conversion rates and outstanding principal amounts under Spirit’s convertible notes will be true and correct in all respects (except for de minimis deviations) as of the date of the merger agreement and the closing date of the merger with the same force and effect as if made on and as of such date, except for any representation or warranty that is expressly made as of a specific date or time (which needs only be true and correct in all respects (except for de minimis deviations) as of such date or time);

•

All other representations and warranties of Spirit contained in the merger agreement (without giving effect to any references to any material adverse effect of Spirit or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein, other than the representations of Spirit regarding (A) the absence of the occurrence of certain changes or events since January 1, 2021 that would have a Spirit material adverse effect; or (B) in the term “Company Material Contract” as such term is defined in the merger agreement), will be true and correct in all respects as of the date of the merger agreement and the closing date of the merger with the same force and effect as if made on and as of such date, except for any representation or warranty that is expressly made as of a specific date or time (which needs only be true and correct in all respects as of such date or time), except where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate with all other such failures to be true or correct, a Spirit material adverse effect;

•

Spirit will have performed and complied in all material respects with the agreements and covenants to be performed or complied with by it under the merger agreement at or prior to the closing, or any breach or failure to do so will have been cured;

•	The receipt by Frontier of a certificate executed by an executive officer of Spirit certifying the satisfaction of the foregoing conditions; and

•	Since the date of the merger agreement, there will not have occurred a material adverse effect on Spirit.

The obligation of Spirit to consummate the merger will be subject to the satisfaction or (to the extent permitted by applicable law) written waiver at or prior to the effective time of the merger of each of the following conditions:

•

Each representation or warranty of Frontier regarding (A) Frontier’s organization, valid existence and good standing; (B) (1) Frontier’s power and authority to execute and deliver the merger agreement, to perform its obligations under the agreement and to consummate the transactions contemplated by the merger agreement and (2) the due authorization of the execution and delivery of the merger agreement and the consummation of the transactions contemplated thereby, including the merger, and the due and valid execution and delivery of the merger agreement; (C) the absence of outstanding contractual obligations of Frontier affecting voting rights of, requiring the repurchase, redemption or disposition of, right of first refusal with respect to, requiring the registration for sale of, granting any preemptive or antidilutive rights with respect to or restricting the transfer of any shares of Frontier common stock or other equity interests of Frontier; and (D) with certain exceptions, the absence of brokerage, finders’, advisory or similar fees in connection with the transactions contemplated by the merger agreement, will be true and correct in all material respects as of the date of the merger agreement and the closing date of the merger with the same force and effect as if made on and as of such date, except for any representation or warranty that is expressly made as of a specific date or time (which needs only be true and correct in all respects as of such date or time);

•

Each representation or warranty of Frontier regarding (A) the number of Frontier’s authorized and outstanding capital stock; (B) the absence of reserved capital stock other than a certain number reserved for issuance pursuant to certain Frontier options, restricted stock unit awards, warrants and phantom units; (C) with certain exceptions, the absence of other equity interests or rights obligating Frontier to issue, acquire or sell any securities of Frontier and (D) ownership of the equity interests of Frontier’s subsidiaries will be true and correct in all respects (except for de minimis deviations) as of the date of the merger agreement and the closing date of the merger with the same force and effect as if made on and as of such date, except for any representation or warranty that is expressly made as of a specific date or time (which needs only be true and correct in all respects (except for de minimis deviations) as of such date or time);

•

All other representations and warranties of Frontier contained in the merger agreement (without giving effect to any references to any material adverse effect of Frontier or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein, other than the representations of Frontier regarding (A) the absence of the occurrence of certain changes or events since January 1, 2021 that would have a Frontier material adverse effect; or (B) in the term “Company Material Contract” as such term is defined in the merger agreement), will be true and correct in all respects as of the date of the merger agreement and the closing date of the merger with the same force and effect as if made on and as of such date, except for any representation or warranty that is expressly made as of a specific date or time (which needs only be true and correct in all respects as of such date or time), except where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate with all other such failures to be true or correct, a Frontier material adverse effect;

•

Each of Frontier and Merger Sub will have performed and complied in all material respects with the agreements and covenants to be performed or complied with by it under the merger agreement, or any breach or failure to do so has been cured;

•	The receipt by Spirit of a certificate executed by an executive officer of Frontier certifying the satisfaction of the foregoing conditions; and

•	Since the date of the merger agreement, there will not have occurred a material adverse effect on Frontier.

Termination of the Merger Agreement

In each case described below, the merger agreement may be terminated and the merger abandoned by action taken or authorized by the board or boards of directors of the terminating party or parties. The merger agreement may be terminated by mutual written consent of Frontier and Spirit at any time prior to the effective time. In addition, the merger agreement may be terminated by either party if:

•

any court of competent jurisdiction or other governmental entity has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the merger, which order or other action has become final and nonappealable (which order the party seeking to terminate the merger agreement has used its reasonable best efforts to resist, resolve or lift, as applicable, as required by the merger agreement);

•	the effective time of the merger has not occurred on or before the Outside Date (which Outside Date is subject to certain automatic extensions, as described in the merger agreement); or

•	the required Spirit stockholder approval is not obtained at the Spirit special meeting or any adjournment or postponement of the Spirit special meeting.

The merger agreement may be terminated by Spirit if:

•

in connection with Spirit’s board of directors causing Spirit to enter into an alternative acquisition agreement with respect to a superior proposal in accordance with the provisions in the merger agreement; or

•

there is (i) an uncured inaccuracy in any representation or warranty or breach of any covenant of the merger agreement by either Frontier or Merger Sub that would result in the failure of the conditions to the obligation of Spirit to effect the merger to be satisfied; (ii) Spirit has delivered to Frontier written notice of such inaccuracy or breach; and (iii) such inaccuracy or breach is not capable of cure or, if curable, has not been cured in all material respects prior to the earlier of the Outside Date and 30 days after the notice of breach. Spirit cannot terminate for this reason if it has breached any covenant such that the condition to the merger relating to performance of Spirit’s covenants is not satisfied or there is an uncured inaccuracy in any of Spirit’s representations and warranties such that the condition to the merger relating to the truth and accuracy of Spirit’s representations and warranties is not satisfied.

The merger agreement may be terminated by Frontier if:

•	a Triggering Event occurs; or

•

there is (i) an uncured inaccuracy in any representation or warranty or breach of any covenant of the merger agreement by Spirit that would result in the failure of the conditions to the obligation of Frontier to effect the merger to be satisfied; (ii) Frontier has delivered to Spirit written notice of such inaccuracy or breach; and (iii) such inaccuracy or breach is not capable of cure or, if curable, has not been cured in all material respects prior to the earlier of the Outside Date and 30 days after the notice of breach. Frontier cannot terminate for this reason if it or Merger Sub has breached any covenant such that the condition to the merger relating to performance of Frontier’s and Merger Sub’s covenants is not satisfied or there is an uncured inaccuracy in any of their representations and warranties of Frontier or Merger Sub contained in the merger agreement such that the condition to the merger relating to the truth and accuracy of Frontier’s and Merger Sub’s representations and warranties is not satisfied.

Effect of Termination

In the event the merger agreement is terminated in accordance with the termination provisions in the merger agreement, the merger agreement will become void and of no effect, and there will be no liability or obligation of Frontier, Merger Sub or Spirit or their subsidiaries, officers or directors except (i) the confidentiality agreement between Frontier and Spirit and certain other provisions of the merger agreement, which shall remain in effect and (ii) any liabilities or damages incurred or suffered by a party as a result of the intentional breach by another party of any of its representations, warranties, covenants or other agreements set forth in the merger agreement prior to the date of such termination.

Transaction Expenses and Termination Fee

Except for the expenses in connection with printing and mailing the information statement and proxy statement/prospectus, all SEC filing fees relating to the merger, fees incurred in connection with the preparation of the pro forma financial statements and the fees in connection with the regulatory approvals required pursuant to the merger agreement and the fees in connection with the regulatory approvals required pursuant to the merger agreement and related to the merger (each of which fees and expenses will be borne, in each case, equally by Frontier and Spirit), all fees and expenses incurred in connection with the preparation, negotiation and performance of the merger agreement and the consummation of the transactions contemplated by the merger agreement will be paid by the party incurring such expenses, whether or not the merger is consummated. However, Spirit must pay Frontier a termination fee of $94.2 million if:

•	Spirit terminates the merger agreement in order to enter into an acquisition agreement with respect to a superior proposal;

•	Frontier terminates the merger agreement in connection with a Triggering Event; or

•

(i) the merger agreement is terminated (a) at the Outside Date, (b) because there is an intentional breach of Spirit’s covenant with respect to non-solicitation or the Spirit special meeting or (c) because the required Spirit stockholder approval is not obtained at the Spirit special meeting or any adjournment or postponement of the Spirit special meeting, (ii) prior to the date of the Spirit special meeting (or prior to the termination of the merger agreement if there has been no Spirit special meeting) an acquisition proposal has been publicly announced and is not withdrawn and (iii) at any time on or prior to the first anniversary of the termination of the merger agreement, Spirit consummates any acquisition proposal or enters into a definitive written agreement providing for the consummation of an alternative acquisition proposal that is ultimately consummated; provided that for purposes of clauses (ii) and (iii), the references to “20%” in the meaning of acquisition proposal are deemed to be references to “50%”.

In the event that the merger agreement is terminated by either Frontier or Spirit because the Spirit stockholder approval of the merger proposal is not obtained at the Spirit special meeting, then Spirit will pay to Frontier the reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred by Frontier in connection with the transactions contemplated by the merger agreement up to $25.0 million. Any payment of the expense reimbursement will reduce, on a dollar-for-dollar basis, any termination fee that becomes due and payable under the merger agreement.

Specific Performance

The parties to the merger agreement have agreed that irreparable damage would occur if any provisions of the merger agreement are not performed in accordance with their specific terms or are otherwise breached. The parties agreed that, prior to the valid termination of the merger agreement pursuant to the provisions described under “—Termination of the Merger Agreement” above, each party is entitled to an injunction or injunctions to prevent breaches of the merger agreement and to specifically enforce the terms and provisions of the merger agreement and in addition to any other remedy to which they are entitled at law or in equity. Each party to the merger agreement waives any requirement for the posting of any bond or other security in connection therewith.

Amendment; Extension; Waiver

The parties to the merger agreement may amend the merger agreement by their written agreement at any time prior to the effective time of the merger, either before or after the Spirit stockholder approval of the merger proposal. However, after such approval, no amendment may be made that requires further approval by such stockholders under applicable law unless such further approval is obtained.

Prior to the effective time of the merger, the parties to the merger agreement may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any uncured inaccuracies in the representations and warranties contained in the merger agreement made to Spirit or Frontier by the other party, and (iii) waive compliance by the other party with any of the agreements or conditions contained in the merger agreement. Any agreement by a party to such extension or waiver must be in a writing signed by the party or parties to be bound thereby. Any such extension or waiver will not operate as a waiver of, or estoppel with respect to any subsequent or other failure.

Assignment

The merger agreement may not be assigned by any party to the merger agreement, by operation of law or otherwise, without the prior written consent of the other parties. However, each of Frontier and Merger Sub may assign any of their respective rights and obligations to any direct or indirect subsidiary of Frontier prior to the mailing of the information statement and proxy statement/prospectus, but no such assignment will relieve either Frontier or Merger Sub of its obligations under the merger agreement.

Governing Law

The merger agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.